SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F/A-2

RIPPLE LAKE DIAMONDS INC.

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

RIPPLE LAKE DIAMONDS INC.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 305 - 595 Howe Street Vancouver, British Columbia
Canada V6C 2T5
 (Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: (604) 484-8264

Name of each exchange on which registered: TSX Venture Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: None

The number of shares of common stock outstanding at at August 15, 2005 is 23,329,550

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     [    ] YES     [X] NO

Indicate by check mark which financial statement item the registrant has elected to follow: [X] ITEM 17       [    ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [    ] YES       [    ] NO

EXHIBIT INDEX BEGINS ON PAGE 80.

INTRODUCTION

As used herein, except as the context otherwise requires, the term "we" refers to RIPPLE LAKE DIAMONDS INC., a corporation organized under the laws of the Province of British Columbia, Canada.

We publish our financial statements expressed in Canadian Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America. Otherwise our Financial Statements and disclosure are in Canadian Dollars.

Our fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

In the future, we will produce annual reports containing audited financial statements and an opinion thereon by our Chartered Accountants. The financial statements for the first fiscal period ending June 30, 2004 contained in this registration statement have been audited in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The stub period statements for the second quarter ending December 31, 2004 which accompany this registration statement have not been reviewed by our auditor.

We have no revenue and experienced a loss of $18,301 for the period from incorporation on February 6, 2004 to June 30, 2004 and a loss of $540,100 for the nine months ended March 31, 2005 and an accumulative loss since inception to June 30, 2004 of $18,301 and $558,400 to March 31, 2005.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   Directors and Senior Management
Robert Lipsett Suite 305 - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5	President, Chief Executive Officer and Director

Christopher Pollard Suite 305 - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5	Director

George Cavey, P.Geo. Suite 305 - 595 Howe Street Vancouver, British Columba Canada V6C 2T5	Vice President of Exploration and Director

Timothy Crowhurst Suite 305 - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5	Director

Foo Chan Suite 305 - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5	Chief Financial Officer

B.   Advisers

The legal advisor in relation to this registration statement is:

Conrad C. Lysiak
Attorney at Law
601 West First Avenue, Suite 503
Spokane, Washington 99201

Our Canadian legal advisor is:

Christopher Pollard
Suite 305 - 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

C.   Auditors

Our auditors are:

Amisano Hanson
Chartered Accountants
750 West Pender Street, Site 604
Vancouver, British Columbia
Canada V6C 2T7

Amisano Hanson are members in good standing with the Public Company Accounting Oversight Board (United States of America), the Canadian Institute of Chartered Accountants, and the Institute of Chartered Accountants of British Columbia.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

Selected Consolidated Financial Data

The selected historical data presented below has been derived from our financial statements. The financial statements for the period ending June 30, 2004 has been audited Amisano Hanson, Chartered Accountants. The financial statements for the third-quarter ending March 31, 2005 have not been reviewed by our auditors.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada. Our financial statements presented in this registration statement have been reconciled to generally accepted accounting principals in the United States of America ("U.S. GAAP").

The following table summarizes certain financial information. We have not declared a dividend during the nine months ended March 31, 2005 or the year ended June 30, 2004. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since we were inoperative during the applicable years. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the nine months ended March 31, 2005 and the year ended June 30, 2004:

	For the nine months ended	For the period February 6, 2004 to
	March 31,	June 30,
	2005	2004
PER U.S. GAAP
Revenues	$1,684	$ Nil
Net Loss	$2,003,432	$583,973
Loss per share	$0.10	$0.60

Note: Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Condensed Balance Sheet Information for the nine months ended March 31, 2005 and the period February 6, 2004 to June 30, 2004

	As at March 31,	As at June 30,
	2005	2004
PER U.S. GAAP
Total Assets	$625,089	$272,440
Net Working Capital	$576,538	$143,626
Share Capital and Deficit	$576,538	$143,627
Weighted Average Number of Shares	20,706,994	965,518

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period Average
January 1, 2004 - December 31, 2004	0.7826
January 1, 2003 - December 31, 2003	0.7862
January 1, 2002 - December 31, 2002	0.6368
January 1, 2001 - December 31, 2001	0.6456
January 1, 2000 - December 31, 2000	0.6746

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past eight months:

MONTH	HIGH	LOW

January 2005	0.8346	0.8050
February 2005	0.8134	0.7960
March 2005	0.8066	0.8024
April 2005	0.8253	0.7957
May 2005	0.8082	0.7872
June 2005	0.8159	0.7951
July 2005	0.8298	0.8044
August 2005	0.8411	0.8205

The noon rate of exchange on August 31, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1889 (US$0.8411 = CDN$1.00). Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.   Capitalization and Indebtedness

The following table summarizes our financial information as at March 31, 2005 and June 30, 2004:

Indebtedness		March 31, 2005	June 30, 2004
Guaranteed	$	NIL	$	NIL
Unguaranteed		$48,551		$57,194
Secured	$	NIL	$	NIL
Unsecured:	$	NIL	$	NIL
Arms length third parties	$	NIL	$	NIL
Related parties	$	NIL		$71,620
Total indebtedness		$48,551		$128,814
Share Capital		$2,496,443		$727,600
Contributed surplus		$370,000	$	NIL
Total capitalization		$2,914,994		$856,414

C.   Reason for the Offer and Use of Proceeds

Not applicable

D.   Risk Factors

Company risks:
  Capitalization and Commercial Viability.

  If our exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only sources of future funds presently available to us is the sale of equity capital, or the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration or development thereof. There are a number of risks that may cause us to be unable to obtain adequate financing in the future or that the terms of such financing would be favorable. The most important of those risks is that we do not succeed in finding evidence that our exploration properties contain economic quantities of diamonds which is strong enough to satisfy potential investors. The other important risk relating to obtaining financing is that financial markets may not be interested in investing in diamond exploration at the time we need the money to advance our exploration programs. Failure to obtain such additional financing will result in the delay or indefinite postponement of further exploration and development of our properties and will result in us losing some of our properties which would cause us to go out of business.

  We have a limited operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.

  We were incorporated in February 2004 and we have limited operations, but have not realized any revenues since inception. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss from inception to March 31, 2005 is $558,400. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

*	our ability to locate, explore and develop a profitable mineral property
*	our ability to generate revenues
*	our ability to reduce exploration costs.

  Based upon current plans, we expect to incur operating losses in future periods. We have not generated any revenues from our operations and we don't anticipate any in the foreseeable future. This will happen because there are expenses associated with the research and exploration of our mineral properties. We may not be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

  Our plan of operation is limited to finding an ore body. As such we have no plans for revenue generation. Accordingly, you should not expect any revenues from operations.

  Our plan of operation and the funds we raised from our public offering were used for exploration of our properties to determine if there is an ore body beneath the surface. Exploration does not contemplate removal of the ore. We have no plans or funds for ore removal. Accordingly, we will not generate any revenues as a result of your investment.

  Because the probability of an individual prospect ever having reserves is extremely remote any funds spent on exploration will probably be lost.

  The probability of an individual prospect ever having reserves is extremely remote. In all probability the properties do not contain any reserves. As such, any funds spent on exploration will probably be lost which will result in a loss of your investment.

  We have no known mineral reserves. Without mineral reserves we can not generate income and if we cannot generate income we will have to cease operations which result in the loss your investment.

  We have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

  Because we do not carry insurance and exploration operations are subject to risks, if we are successfully sued and a judgment is rendered against us, we may have to cease operations.

  Exploration operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position. We are not insured against any environmental risks. Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been generally available to companies within the industry. We will evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

  If we do not have title to our properties, we may not own anything which will result in the loss of your investment.

  While we have performed our own due diligence with respect to title to our properties, this can not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

  Because we are small and do not have much capital, we must limit our exploration and as a result may not find any minerals. Without any minerals, we cannot generate revenues and you will lose your investment.

  Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

  Because Messrs. Lipsett, Pollard, Cavey, Crowhurst and Chan have other outside business activities and will only be devoting part of their time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration.

  Because Messrs. Lipsett, Pollard, Covey, Crowhurst and Chan, our officers and directors have other outside business activities and will only be devoting part of their time to our operations, our operations may be sporadic and occur at times which are convenient to Messrs. Lipsett, Pollard, Cavey, Crowhurst and Chan. As a result, exploration of our properties may be periodically interrupted or suspended.

  We may not have access to all of the supplies and materials for our exploration activities which could cause us to delay or suspend operations.

  Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. Our exploration efforts will be continued on the receipt of further funding. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need.

  Our operations may be adversely affected by potential conflicts of interest.

  Certain of our directors serve as directors of other junior mining companies, and therefore it is possible that a conflict may arise between their duties as a director our company and their duties as a director or officer of such the other junior mining companies. Should such a conflict arise, our operations could be adversely affected as a result of the diversion of corporate opportunities to one or more of the junior mining companies.

Investment risks:
  Because our securities are subject to penny stock rules, you may have difficulty reselling your shares.

  Our shares as penny stocks are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect our shareholder's ability to dispose of their stock.

  Because all of our assets and our officers and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

  All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

  We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

  Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change.

  Because we may issue additional shares of common stock in public offerings or private placements, your ownership interest in us may be diluted.

  Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

  Because our directors are involved in other junior mining companies there may be occasions where directors have a conflict of interest.

  Because our directors are involved in other junior mining companies there may be occasions where our directors have a conflict of interest regarding the selection of which mining company will be chosen to develop a new mineral property. There could also be a situation arise where we enter into a transaction with another company which has one or more directors in common with us which would create a conflict of interest.

ITEM 4.   INFORMATION ON THE COMPANY

A.   History and Development

Our registered office in British Columbia is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5. Our head office and principal office is located at 595 Howe Street, Suite 305, Vancouver, British Columbia, Canada V6C 2T5. Our agent in the United States is Conrad C. Lysiak of 601 West First Avenue, Suite 503, Spokane, Washington 99201.

We were incorporated under the name, TCH Minerals Inc. on February 6, 2004, by registration of its Memorandum and Articles under the Company Act of British Columbia. Our name was changed to Ripple Lake Minerals Inc. on May 13, 2004, and to Ripple Lake Diamonds Inc. on July 26, 2004.

On January 6, 2005, we completed initial Canadian public offering of shares for gross proceeds of $1,600,000. Our shares of common stock began trading on the TSX Venture Exchange on January 7, 2005 under the symbol RLD. A total of 4,000,000 shares were issued in the offering at a price of $0.40 per share. Canaccord Capital Corporation, a Canadian registered broker/dealer acted as our underwriter on a best efforts basis.

Canaccord Capital received (i) a commission in cash equal to 7.5% of the gross proceeds of the offering; (ii) a warrant to acquire up to 400,000 shares of our common stock at a purchase price of $0.40 per share which expire on January 6, 2006; and (iii) 200,000 shares of our common stock.

On June 15, 2005, we completed a single private placement to an investment fund consisting of 2,222,223 shares and 1,111,112 warrants for gross proceeds of $1,000,000.30. Each warrant entitles the holder to purchase an additional common share for a price of $0.50 for a period of two years from June 15, 2005. Canaccord Capital Corporation received a commission in cash equal to 7.5% of the private placement and a warrant to acquire up to 222,222 of our common shares at a purchase price of $0.50, which will expire on June 14, 2007.

B.     Business Overview

Our properties are the TCH Project in Ontario and the KMD Property in Nunavut. We are an exploration stage corporation. An exploration stage corporation is one engaged in the search from mineral deposits or reserves which are not in either the development or production stage. We intend to conduct exploration activities on our properties.

We have spent the funds we received from our Canadian offering completed on January 6, 2005, in which we raised $1,600,000, to carry out exploration work on our natural resource properties. We are in the process of completing our summer 2005 exploration season and have spent substantially all of the $1,000,000 which we raised in a private placement in June. We may expand our summer 2005 exploration program if we raise additional funds although there is no assurance that we will be capable of raising additional funds.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the property, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

General

We were incorporated under the name, TCH Minerals Inc. on February 6, 2004, by registration of our Memorandum and Articles under the Company Act of British Columbia. Our name was changed to Ripple Lake Minerals Inc. on May 13, 2004, and to Ripple Lake Diamonds Inc. on July 26, 2004. We are engaged in the exploration for diamonds. Our registered office in British Columbia is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5. Our head office and principal office is located at 595 Howe Street, Suite 305, Vancouver, British Columbia, Canada V6C 2T5. Our telephone number is (604) 484-8264. We pay rent of $2,000 per month for office space. We lease a total of approximately 1,100 square feet from Trafalgar Financial (1985) Ltd., pursuant to a written lease agreement.

We do not have any subsidiaries. Further, we have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause our plans to change.

TCH Project, Ontario

We acquired by staking seven blocks of claims, named the Ripple Lake Claim Block, the Sandspit Claim Block, the Steel River Claim Block, the Pic Claim Block, the Foxtrap Claim Block, the Killala Block, and the Islington Claim Block located in north-central Ontario in the Thunder Bay Mining Division. These properties comprise a total of 2,504 claim units in 182 claims with a total area of 40,064 hectares ("ha"). We also optioned eight claims with 78 claim units which are subject to option agreements with third parties as described in Table II below. The total of 190 claims are collectively known as the " TCH Project." In order to maintain these claims in good standing, we must incur minimum exploration expenditures of $400 per unit during the first two years after staking.

Table I

Summary Claim Status

Claim Block	No of Claims	Units	Area (Ha)	Work Required
Ripple Lake Block	35	360	5,760	$144,000
Sandspit Block	11	166	2,656	$66,400
Steel River Block	9	136	2,176	$54,400
Pic Block	7	108	1,728	$43,200
Foxtrap Block	89	1,317	21,072	$526,800
Killala Lake Block	22	282	4,512	$112,800
Islington Block	9	135	2,160	$54,000
Total	182	2,504	40,064	$1,001,600

To maintain the above claims in good standing beyond the current expiry dates (which range from October 2004 to January 2005 in respect to the 78 claim units referred to under Table II hereof, and November 2005 to December 2006 in respect to the remaining claim units) we will be required to spend $1,001,600 on assessment work. Eight claims representing 78 claim units and 1,248 ha in size are contained within the TCH Diamond Project have been optioned from third parties. Pursuant to the terms of the option agreements, we were granted an option to acquire a 100% interest in the claims (subject to 2% net smelter returns royalty) by incurring minimum exploration expenditures of $400 per unit per year and by making scheduled cash and stock payments, as follows:

Table II

Claim Vendor and Date of Agreement	Claims	Units	Year	Shares	Payments (CDN)
J. Bond + R Renner 18 March, 2004	TB 1241508	1	On signing		Paid	$500
			July 31, 2004	o 5,000	Paid	1,500
			July 31, 2005	10,000		2,000
			July 31, 2006	10,000		3,000
			July 31, 2007			10,000
Renner et al 18 March, 2004	TB 1248058	16	On signing		Paid	$2,000
			July 31, 2004	o 20,000	Paid	5,000
			July 31, 2005	20,000		10,000
			July 31, 2006	20,000		10,000
			July 31, 2007			20,000
Michano 17 March, 2004	TB 3001516 TB 3001517 TB 3001518 TB 3001519 TB 3001520	49	On signing		Paid	$2,000
			July 31, 2004	o 20,000	Paid	$8,000
			July 31, 2005	25,000		$10,000
			July 31, 2006	25,000		$10,000
			July 31, 2007	25,000		$20,000
Ternowsky et al 19 March, 2004	TB 3010547	12	On signing		Paid	$4,000
			July 31, 2004	o 10,000	Paid	4,000
			July 31, 2005	10,000		15,000
			July 31, 2006	10,000		15,000
			July 31, 2007	20,000		20,000
			July 31, 2008	20,000		30,000
Totals	8	78		250,000		$202,000

[1]	These shares were issued on January 7, the date when our shares were listed and called for trading on the TSX Venture Exchange.

In addition to the above described properties, we have entered into a property sharing agreement called the Phoenix Agreement, dated July 1, 2004 with Phoenix Matachewan Mines Inc., the holder of 18 mineral claims containing 189 units to the west of the TCH Project. Pursuant to the Phoenix Agreement we have the right to explore for mineralized material on Phoenix' s property and to acquire any part of the same by issuing 300,000 shares to Phoenix and granting to Phoenix a net returns royalty equal to 1% of the gross proceeds received by us if we prepare a feasibility study which incorporates reserves on such part of the Phoenix property. Phoenix has reciprocal rights for precious and base metals on the southern part of our property which is adjacent to Phoenix's properties.

KMD Property, Nunavut

Pursuant to an agreement dated May 11, 2004, between us and KM Diamond Exploration Ltd. ("KMD"), we were granted an option, hereinafter called the "KMD Option," to purchase a 100% interest in a total of 15 claims (approximately 32,281 acres) located near Parker Lake and Brown Lake, Nunavut. We subsequently added to the property by staking an additional 47 contiguous claims (approximately 98,514 acres) during June 2004 for a total of 62 claims containing approximately 130,795 acres.

During January 2005 an additional 40 contiguous claims (approximately 10,670 acres) were added by staking although recording particulars are not yet available at the date of this 20F.. The total is 102 claims and approximately 141,465 acres (collectively the "KMD Property"). KMD is a company wholly owned by Felix Kaminsky who subsequent to the date of the KMD Option became one of our officers.

The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Minerals.

The KMD Property consists of the 62 contiguous claims as set forth below, plus the 40 additional claims staked in January 2005. All of the claims are unsurveyed and unpatented.

Appendix I - KMD Recorded Property Information

Claim Name	Tag Number	Area (ac.)	Filing Date	Expiration Date
KMD1	F76234	2582.50	June 26, 2003	June 26, 2005
KMD2	F76235	2582.50	June 26, 2003	June 26, 2005
KMD3	F76236	2582.50	June 26, 2003	June 26, 2005
KMD4	F76237	2582.50	June 26, 2003	June 26, 2005
KMD5	F76238	2582.50	June 26, 2003	June 26, 2005
KMD6	F76239	2582.50	June 26, 2003	June 26, 2005
KMD7	F76240	2582.50	June 26, 2003	June 26, 2005
KMD8	F76241	2582.50	June 26, 2003	June 26, 2005
KMD9	F76242	2582.50	June 26, 2003	June 26, 2005
KMD10	F76243	2582.50	June 26, 2003	June 26, 2005
KMD11	F76266	1291.25	June 26, 2003	June 26, 2005
KMD12	F76267	1291.25	June 26, 2003	June 26, 2005
KMD13	F76268	1291.25	June 26, 2003	June 26, 2005
KMD14	F76269	1291.25	June 26, 2003	June 26, 2005
KMD15	F76270	1291.25	June 26, 2003	June 26, 2005
KMD 901	F71931	2582.50	July 31, 2004 *	July 31, 2006*
KMD 902	F71932	2582.50	July 31, 2004 *	July 31, 2006*
KMD 903	F71934	2582.50	July 31, 2004 *	July 31, 2006*
KMD 904	F88421	2582.50	July 31, 2004 *	July 31, 2006*
KMD 905	F88422	2582.50	July 31, 2004 *	July 31, 2006*
KMD 906	F88423	2582.50	July 31, 2004 *	July 31, 2006*
KMD 907	F88424	2582.50	July 31, 2004 *	July 31, 2006*
KMD 908	F88425	2582.50	July 31, 2004 *	July 31, 2006*
KMD 909	F88426	2582.50	July 31, 2004 *	July 31, 2006*
KMD 910	F88427	2582.50	July 31, 2004 *	July 31, 2006*
KMD 911	F88428	2582.50	July 31, 2004 *	July 31, 2006*
KMD 912	F88429	2582.50	July 31, 2004 *	July 31, 2006*
KMD 913	F88430	2582.50	July 31, 2004 *	July 31, 2006*
KMD 914	F88431	2582.50	July 31, 2004 *	July 31, 2006*
KMD 915	F88432	2582.50	July 31, 2004 *	July 31, 2006*

Claim Name	Tag Number	Area (ac.)	Filing Date	Expiration Date
KMD 916	F88433	2582.50	July 31, 2004 *	July 31, 2006*
KMD 917	F84981	2582.50	July 31, 2004 *	July 31, 2006*
KMD 918	F84982	2582.50	July 31, 2004 *	July 31, 2006*
KMD 919	F84983	2582.50	July 31, 2004 *	July 31, 2006*
KMD 920	F84984	2582.50	July 31, 2004 *	July 31, 2006*
KMD 921	F84985	2582.50	July 31, 2004 *	July 31, 2006*
KMD 922	F84986	2582.50	July 31, 2004 *	July 31, 2006*
KMD 923	F84987	2582.50	July 31, 2004 *	July 31, 2006*
KMD 924	F84988	2582.50	July 31, 2004 *	July 31, 2006*
KMD 925	F84989	2582.50	July 31, 2004 *	July 31, 2006*
KMD 926	F84990	2582.50	July 31, 2004 *	July 31, 2006*
KMD 927	F84991	405.90	July 31, 2004 *	July 31, 2006*
KMD 928	F84908	829.20	July 31, 2004 *	July 31, 2006*
KMD 929	F84909	1142.60	July 31, 2004 *	July 31, 2006*
KMD 930	F84910	495.50	July 31, 2004 *	July 31, 2006*
KMD 931	F84911	167.60	July 31, 2004 *	July 31, 2006*
KMD 932	F84912	1429.30	July 31, 2004 *	July 31, 2006*
KMD 933	F84913	1969.10	July 31, 2004 *	July 31, 2006*
KMD 934	F84914	1719.94	July 31, 2004 *	July 31, 2006*
KMD 935	F84915	1549.50	July 31, 2004 *	July 31, 2006*
KMD 936	F84916	2582.50	July 31, 2004 *	July 31, 2006*
KMD 937	F84917	2582.50	July 31, 2004 *	July 31, 2006*
KMD 938	F84918	2582.50	July 31, 2004 *	July 31, 2006*
KMD 939	F84919	2582.50	July 31, 2004 *	July 31, 2006*
KMD 940	F84920	2324.25	July 31, 2004 *	July 31, 2006*
KMD 941	F84993	423.53	July 31, 2004 *	July 31, 2006*
KMD 942	F84994	1291.25	July 31, 2004 *	July 31, 2006*
KMD 943	F84995	1309.40	July 31, 2004 *	July 31, 2006*
KMD 944	F84996	1712.40	July 31, 2004 *	July 31, 2006*
KMD 945	F84997	1612.00	July 31, 2004 *	July 31, 2006*
KMD 946	F84998	2126.30	July 31, 2004 *	July 31, 2006*
KMD 947	F84999	531.50	July 31, 2004 *	July 31, 2006*
Totals: 62 claims		130,795.52 acres

A minimum expenditure of $4.00 per acre is required during the first two years to maintain the claims in good standing. However, the first filing of work need only be submitted on or before the second anniversary date of each claim. If the claims are to be kept in good standing beyond the two-year period, a total of $2.00 per acre per year will have to be expended. In addition, there is a $0.10 per acre fee for filing work on the claims.

We have the right to earn the initial 80% interest in the KMD Property from KMD subject to certain terms including:

*	payment of the sum of $20,000 on the execution of the KMD Option,
*	payment of the sum of $150,000 and the issuance of 200,000 of our common shares at the time of the Canadian initial public offering; and
*	the issuance of 150,000 common shares to KMD on or before February 14, 2005 and an additional 150,000 common shares to KMD on or before February 14, 2006; and
*	the issuance of 200,000 common shares at the time we exercise the option or at any time prior to December 31, 2007.

We also were required to carry out the following work programs to develop the property:

*

a work program consisting of sampling and sample analysis, involving a minimum expenditure of $375,000 during 2004 which was completed. Subsequent to June 30, 2004, we have incurred approximately $413,000 in exploration expenditures on the KMD Property in respect to the recommended Phase I program. The results the exploration programs carried out on the KMD Property were publicly announced on March 4, 2005.

*

a work program consisting of sampling, sample analysis, geophysical survey and additional agreed exploration, involving a minimum expenditure of $400,000 to be carried out during 2005. We will use our best efforts to increase the expenditures for 2005 to $600,000; and

*	a work program consisting primarily of drilling, involving a minimum of $450,000 to be carried out during 2006. We will use our best efforts to increase the expenditures for 2006 to $600,000.

Upon exercise of the Option, KMD will have an immediate vested royalty equal to 3% of all revenues from the sale of diamonds mined from the KMD Property (the "3% Royalty"). We may, at a time within three years after the exercise of the Option, purchase 1/3 of the 3% Royalty for a purchase price of $1,000,000, and may purchase an additional 1/3 of the 3% Royalty for an additional $1,000,000. In addition, we have the right to purchase the remaining 20% interest in the KMD Property at any time prior to the expiration of the three year period following the date of the exercise of the Option by issuing to KMD an additional 200,000 common shares.

OUR PROPERTIES

TCH Project, Ontario

Summary

We have staked seven properties in the Marathon area of north-central Ontario that have potential for diamond deposits. The 100% owned properties are named the Ripple Lake Claim Block, the Pic Claim Block, the Sandspit Claim Block, the Steel River Block the Foxtrap Claim Block, the Killala Claim Block and the Islington Claim Block. The 100% owned properties comprise a total of 2,504 claim units in 182 claims with a total area 40,064 ha. We also have optioned eight claims containing 78 claim units with an area of 1,248 hectares. These two groups of claims totaling 190 claims are known collectively known as the TCH Diamond Project.

The TCH Project is located in north-central Ontario west of the town of Marathon. The seven properties lie in a 45km by 30km area centered at 87o 45' W longitude and 45o 45' N latitude that stretches north from the north shore of Lake Superior. The Trans Canada Highway, the CPR mainline and two Ontario Hydro high voltage power lines pass through the Ripple Lake Claim Block in the south part of the area. The town of Marathon lies 30 km to the east on the Trans Canada Highway and the major city of Thunder Bay is 270km to the west. Access into the northern part of the area is afforded by an extensive network of logging roads.

Property Description and Location

The TCH Project consisting of seven wholly owned claim groups and eight optioned claims are located in north-central Ontario in the Thunder Bay Mining Division on NTS maps 42D15 and 42E2 to the west and northwest of the town of Marathon. They lie in a 45km by 30km area centered at 87o 45' W longitude and 45o 45' N latitude that stretches north from the north shore of Lake Superior.

This project is made up of a total of 190 claims that involve 2582 claim units with a total area of 41,312 ha.

Certain limited areas of the Ripple Lake Claim Block are crown grants or patented claims where the surface rights or both the surface rights and mineral rights are reserved. Where only the surface rights are held, access cannot be denied to the holder of the mineral rights without due cause.

To maintain the claims in good standing beyond the current expiration dates we are obligated to spend $1,001,600 on assessment work. The newly staked claims (all claims except the optioned claims) will expire between 18 and 24 months from the date of the LeBel Report. If both phases of the proposed exploration programs are completed within that time frame, we should have enough assessment credit to keep the claims in good standing for an additional year. It is anticipated that we will be dropping certain claims after completing our work programs so that the actual assessment requirement will be less that the $1,001,600 amount. Sufficient work has already been completed to keep the claims with the 2004 and early 2005 expiration dates in good standing for at least one more year.

There are no known pre-existing liabilities, environmental or otherwise, in the area for which we can be held responsible. There are no unusual permit requirements for mineral exploration other than standard permitting for any issues related to water crossings where installation of a bridge is required.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The TCH Project lies approximately 30 km west of Marathon, Ontario. Marathon lies on Highway 17, the Trans Canada Highway, which provides all weather road access to the major centres of Thunder Bay to the west and Sault Ste. Marie to the east. Marathon has a small airport, serviced by regional airlines, which provide passenger and freight service from the larger centers of the Province of Ontario.

Access to the TCH Project is gained via the Trans Canada Highway, which passes the southern part of the Ripple Lake Claim Block. An extensive network of logging roads, which originate off the TCH Project provide reasonable vehicle access to the northern claim blocks. During exploration, access to the remoter parts of the properties might require a helicopter from Marathon. For drilling purposes the terrain and vegetation permits the construction of temporary drill roads.

The Canadian Pacific Railway mainline passes through the Ripple Lake Claim Block, as do two Ontario Hydro high voltage power lines. All essential services, such as food and lodging, are available in the town of Marathon. Marathon is the local logistical center of the three gold mines operating in the Hemlo area a further 30 km to the east. In addition to the comprehensive infrastructure, north-central Ontario features a resource-based economy attuned to mining exploration and development.

The topography in the area consists of low rolling to rugged hills with numerous lakes and swamp filled valleys typical of the Canadian Shield. The terrain is particularly rugged along the shore of Lake Superior on the Ripple Lake Claim Block, but becomes more subdued away for Lake Superior with distance to the north. Elevations range from 600 feet at Lake Superior to 1,500 feet at the hilltops. The average elevation is approximately 1,000 feet above sea level, with a maximum relief of not more than 500 feet. Glaciolacustrene deposits are generally restricted to low areas and may reach considerable depth in some of the larger drainage basins, but overburden is generally thin in most areas.

The vegetation in the area is boreal forest. On the higher ground the vegetation is predominantly spruce, birch and poplar with alder and maple undergrowth. Thick cedar swamps are characteristic of the low wet areas located throughout project area. All creeks and river systems drain southerly toward Lake Superior.

Climate is moderately dry summers with temperatures as high as 340C and snowy winters with temperatures as low as - 400C. Exploration is possible year round with short hiatuses during the spring thaw and winter freeze up and is sometimes more efficient in the winter months when the water courses and swamps are frozen.

History

There has been no previous exploration activity on our property.

Geology

The TCH Project lies at the junction of the Wawa and Quetico subprovinces of the Superior Structural Province of the Canadian Shield. The rocks comprise east-west trending interbedded Archean meta-sedimentary and meta-volcanic rocks intruded by granitic and mafic intrusive rocks. Younger Proterozoic intrusions include the Marathon diabase dyke swarm and alkalic intrusions, of the Coldwell and Prairie Lake alkalic-carbonatite complexes and lamprophyre dykes. The large number of dykes mapped in the area is clearly evident in the airborne magnetic survey as long linear anomalies with a variety of strikes. Included are some distinct magnetic lows which appear to reflect a north-northeast set of lamprophyre dykes.

The Trans-Superior Tectonic Zone or "TSTZ" extends north-northeast through the area and appears to be the locus of the considerable intrusive activity present. The TSTZ is similar to other tectonic features in the Canadian Shield.

Mineral Resources and Mineral Reserves

The TCH Project is in the exploration stage and no mineral resources have been found and it is unlikely that any economical mineral resources will be found.

Exploration Operations

The TCH Project is at the exploration stage. We have initiated an exploration program.

Exploration and Development

We completed our phase I exploration of the TCH property during the fall of 2004 at a cost of approximately $530,000. We have not found an ore body, however, based upon our exploration, we have decided to move on to Phase II, consisting of airborne geophysics and detailed sampling with an estimated cost of $500,000. We have commenced the work, however, no results are available at this time. As at the date hereof we have not located mineralized material and we do not have an ore body. There is no assurance that we will ever find mineralized material or that the TCH property contains an ore body.

KMD Property, Nunavut

We were granted an option to purchase a 100% interest in a total of 15 claims containing approximately 32,281 acres located at Brown Lake, Nunavut and we have acquired by staking an additional contiguous 87 claims. Together the claims contain approximately 141,465 acres which we call the "KMD Property". The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Minerals.

Summary

The property lies within the Western Churchill Craton, Hearne Province, and is underlain by metasediments and gneisses of the MacQuiod belt and the Cross Bay plutonic complex, both of which are early Proterozoic in age.

We have completed our Phase I exploration work and are proceeding with further exploration of the property.

Property Description and Location

The KMD Property is located in Nunavut, approximately 120 km NW of Rankin Inlet, and is defined by geographical co-ordinates: 63o 39' N in the south and 63o 45'N in the north, and 94o 05' W in the west and 93o 50'W in the east, within topo-sheets 55M9 and 55N12. The KMD Property consists of 102 contiguous claims. All of the claims are unsurveyed and unpatented.

A minimum expenditure of $4.00 per acre is required during the first two years to maintain the claims in good standing. However, the first filing of work need only be submitted on or before the second anniversary date of each claim. If the claims are to be kept in good standing beyond the two-year period, a total of $2.00 per acre per year will have to be expended. In addition, there is a $0.10 per acre fee for filing work on the claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the area is by ski or float equipped aircraft or helicopter only, with the closest base being the float plane base located at Rankin Inlet, approximately 150 kilometres to the southeast. A charter helicopter is often based in Rankin Inlet and can be utilized on a casual basis. Fly camp style fieldwork can be completed using the Rankin helicopter, but a charter helicopter will need to be positioned on the KMD Property for full time work. There are several eskers in the area and some can be used as natural airstrips for tundra tire equipped twin otter fixed wing aircraft to position camp equipment, mobilize crews and provide other support services. As well, float equipped fixed wing aircraft can land in many of the lakes throughout the area.

Rankin Inlet is serviced by commercial airline passenger service from points to the south including Yellowknife NWT and Winnipeg Manitoba, as well as Iqaluit to the east. Food, accommodation and expediting support services are available in Rankin Inlet.

The KMD Property is located in the barren lands, approximately 15 kilometers south of tidewater in Chesterfield Inlet off Hudson Bay. Small stunted trees and shrubs with moss and lichen comprise the dominant vegetation types. The climate is sub-arctic and experiences long, cold winters with temperatures dropping to -50° C. Summers are short and temperatures can reach +25° C. Daylight hours are long in the summer as the project area is in the far northern portion of Canada. Elevations for the property vary from 250 metres to 410 metres above sea level. Abundant lakes, bogs and swamps with low relief characterize the region.

It is possible to conduct exploration activities year-round with the exception of spring break-up and winter freeze-up. During the winter months diamond drilling would be the only type of exploration reasonably possible and it would be hampered by the cold weather. Both airborne and ground geophysical surveys can be completed during the spring and fall on the snow as long as there is enough light to work. Winter surface sampling and mapping is virtually impossible due to snow cover and frozen ground conditions. Water is extremely abundant and is available in sufficient quantities to supply virtually any mining need. Power will need to be obtained via diesel generator, as there is no power infrastructure whatsoever in this part of Canada. The KMD Property covers a large area with plenty of space for the building of infrastructure for any advanced exploration or development. The Inuit of Nunavut has selected approximately 350,000 km2 of the area of Nunavut for ownership of surface rights hereinafter called the "Surface IOL" as part of the 1993 Nunavut Lands Claims Agreement ("NLCA"). Additionally, approximately 38,000 km2 of land or 2% of the area of Nunavut, also includes the rights to all subsurface minerals hereinafter called the "Subsurface IOL". As a result, there are essentially three levels of land ownership within Nunavut, as defined by Article 19 of the NCLA:

1.	Inuit Owned Lands ("IOL") Surface and Subsurface Rights - (mineral rights included -Subsurface IOL).
2.	IOL Surface Rights Only (mineral rights that are administered by Federal Government through DIAND - Surface IOL.
3.	Crown (Public) Lands (mineral rights that are administered by Federal Government - DIAND).

The KMD Property falls within the "Inuit Owned Lands Surface Rights Only," only the north-east corner of the KMD Property, consisting of three full sized claims and five partial claims, lies on Crown Lands. The vendor of the property, KM Diamond Exploration Ltd., has secured a Land Use Permit from the Kivalliq Inuit Association, hereinafter called the "KIA" dated May 13, 2004 for the period July 16, 2004 to July 16, 2005, which allows us to conduct exploration consisting of prospecting and sampling. Further exploration or changes to the type of exploration will require amendments to the Land Use permit and although the KIA can require that us comply with certain land use issues, such issues are not expected to restrict advanced exploration activities.

History

No previous exploration activity has been conducted on our property.

Geological Setting

The KMD Property lies in a portion of the northern Hearne domain, western Churchill Province. The Hearne province consists of Archean rocks of the Hearne Craton and overlying supracrustal rocks that were intensely reworked during the 1.8-1.9 Ga Trans-Hudson Orogen. South of the Snowbird Tectonic Zone, the northern Hearne domain is predominantly composed of Archean juvenile crust which is interpreted to be underlain by continental crust of the Rae domain.

There are two theories regarding the tectonic nature of Snowbird Tectonic Zone (STZ). According to one theory, the STZ has been interpreted as an Early Proterozoic (Paleoproterozoic) suture between two Archean continents, the Rae and Hearne. However, other geological and geophysical interpretations represent the STZ as an Early Proterozoic intraplate fault, while geochronological data indicate that it is an Archean structure. The most recent data obtained suggests a more complicated picture for this tectonic zone. Baldwin et al. conclude that there is an important 1.9 Ga high P-T metamorphic event in the Snowbird tectonic zone that overprints an earlier Archean metamorphism (c. 2.52-2.55 Ga).

The KMD Property area includes the eastern part of the Archean MacQuoid supracrustal belt and the Cross Bay plutonic complex. The MacQuoid supracrustal belt is divided into a southern, predominantly metasedimentary homocline with panels of gneissic tonalite, flanked to the north by a predominantly volcanic belt intruded by tonalite-granodiorite plutons. The oval Cross Bay plutonic complex is principally composed of tonalitic and dioritic gneiss units and granite mostly of Archean intrusions. Along its southern margin, the plutonic complex is separated from the supracrustal belt by the approximately east-trending, strike-slip, mylonitic Big Lake shear zone. Folding and boudinage of east-trending mafic dykes indicates that significant Paleoproterozoic deformation occurred in the Cross Bay complex.

Property Geology

The KMD property geology has not been mapped in detail other than specified above in regional geology.

Exploration, Sampling Method and Approach

We completed a Phase I exploration program on the KMD Property during the fall of 2004.which consisted of taking mineral samples from the surface of the KMD property and concentrating them by hand panning and sending them to a laboratory for analysis for kimberlite indicator minerals. We spent approximately $430,000 on Phase I. The result of that process was that an ore body was not discovered, however, we determined that further exploration is warranted. As of the date hereof, we have not located mineralized material and we do not have an ore body. There is no assurance that we will ever find mineralized material or that our property contains an ore body.

Mineral Resources and Mineral Reserves

The KMD Property is at the exploration stage with no mineral resource or mineral reserve.

Previous Exploration

There has been no previous exploration activity on our property.

Exploration and Development

Our plan of exploration is divided into Phases.

We completed initial exploration of the property. Based upon the results we have decided to move on to Phase II, consisting of airborne geophysics and additional detailed sampling of the targets developed in Phase I. Phase II will cost approximately $600,000 and has been commenced as at the date of this registration statement. However no results are available.

Competitive factors

The mining industry is fragmented. We are a start up venture and compete with other exploration companies looking for mineralized material. We are one of the smaller exploration companies in existence. While we compete with other exploration companies, there is no competition for the exploration or removal of minerals from our properties. Readily available markets exist in Canada and around the world for the sale of diamonds. However the saleability of diamonds depends upon their size, clarity and other characteristics and we may not be able to economically sell any diamonds that we are able to recover.

Regulations

Our mineral tenure in Nunavut is subject to the Territorial Lands Acts of Canada and the related Territorial Land Use Regulations. This Act and these Regulations forth rules for

*	locating claims
*	posting claims
*	working claims
*	reporting work performed

In Ontario the rules governing those matters are contained in the Mining Act - Ontario. We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

Environmental law

We will become subject to the Canadian Environmental Assessment Act if economic quantities of mineralized material was to be found and a mine was to developed. This Act deals with environmental matters including matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1.	Health and Safety
2.	Archaeological Sites
3.	Exploration Access

However, we are an exploration company and will not be required to conduct an environmental assessment unless a mine is ultimately developed on our properties.

Exploration stage companies have no specific environmental requirements. The only costs of compliance with environmental regulations in each of Ontario and Nunavut are the costs of returning the surface to its previous condition upon abandonment of the properties. Normally those exploration reclaimation costs do not represent a significant expenditure. We cannot speculate on those costs in light of our ongoing plans for exploration.

Permits

In Ontario there is no regulatory requirement which is required to be undertaken before conducting exploration on a mineral claim by the claim holder. The KMD property is located in a geographical area in Nunavut which is under the control of the Kivalliq Inuit Association pursuant to the Nunavut Land Claims Agreement with the Government of Canada. In order to carry out mineral exploration in the Kivalliq administered area a land use license must be obtained. On June 26, 2002 Felix Kaminsky obtained Land Use License No. KVL 102B259 which authorizes prospecting to be carried out on the KMD property.

Labor

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Our only technical assistants will be our officers and directors.

Employees and employment agreements

At present, we have no employees, other than our officers and directors. We entered into two year management contracts with Robert Lipsett and Christopher Pollard, each dated July 1, 2004. Pursuant to these contracts, Mr. Lipsett is to be paid $6,000 per month to act as our President and Chief Executive Officer, and Mr. Pollard is to be paid $2,500 per month to provide legal and administrative services.

We have entered into a consulting agreement with Felix Kaminsky, our exploration manager, dated June 1, 2004. Pursuant to the contract, Dr. Kaminsky is to be paid $1,000 per day for each day he spends on our behalf, with a minimum of one day per month. In addition, Dr. Kaminsky will be reimbursed for all reasonable expenses. In addition, Dr. Kaminsky has been granted a stock option to purchase 250,000 of our shares at $0.40 per share. Pursuant to his consulting contract, Dr. Kaminsky is responsible to propose annual exploration budgets to our Board of Directors and to oversee all approved exploration programs. He is also responsible to review and give recommendations on any diamond properties for which development proposals are brought to us by third parties. He is also responsible to assist in the presentation of our projects to potential sources of exploration financing.

We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future.

C.   Organizational Structure

Not applicable

D.   Property, Plants and Equipment

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 2004.

We have seven wholly owned claim blocks and eight optioned claims in the Marathon area of north-central Ontario that are called the TCH Project. The properties comprise a total of 2,582 claim units in 190 claims with a total area of 41.312 hectares. Most of the claims are wholly owned claims recently acquired by staking and only eight of the claims on the Ripple Lake Claim Block are subject to option agreements.

We were granted an option to purchase a 100% interest in a total of 15 claims containing approximately 32,281 acres located at Brown Lake, Nunavut and we have acquired by staking an additional contiguous 87 claims containing approximately 141,465 acres which we call the "KMD Property". The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Minerals.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

General

The following discussion and analysis is based on our results of operations and financial position and should be read in conjunction with the financial statements included herein.

We were incorporated on February 6, 2004 to operate as a resource exploration and development company focused on the acquisition and exploration of diamonds properties and, therefore, have no regular cash flow from operations.

Due to our formation in February 2004, we have recently completed our first financial year and our first full year of operation. It is, therefore, difficult to identify any meaningful trends or develop analysis from our cash flow.

Plan of Operation

Financing Activities

During the period ended June 30, 2004, we issued 10,000,001 escrow shares for a total proceeds of $10,001 and carried out the first stage seed capital raising through the sale of 4,783,993 common shares, for total proceeds of $717,599.

Subsequent to June 30, 2004, we completed our seed capital raising through the sale of a further 1,678,333 shares, raising an additional $251,750.

On January 6, 2005, we completed our initial Canadian public offering of shares for gross proceeds of $1,600,000. Our common shares commenced trading on January 7, 2005 on the TSX Venture Exchange under the symbol RLD. A total of 4,000,000 shares were issued in the offering at a price of $0.40 per share. Canaccord Capital Corporation acted as agent.

Canaccord Capital received (i) a commission equal to 7.5% of the gross proceeds of the offering; (ii) 400,000 Canaccord Capital' s Warrant, each such warrant entitled the holder to acquire one additional share at $0.40 per share up to January 6, 2006; and (iii) 200,000 corporate finance shares.

On June 15, 2005, we completed a private placement to a US based investment fund consisting of 2,222,223 shares and 1,111,112 warrants for gross proceeds of $1,000,000.30. Each warrant entitles the holder to purchase an additional common share for a price of $0.50 for a period of two years from June 15, 2005. The private placement was completed pursuant to an exemption from prospectus requirements contained in Section 72(2)(4) of the Securities Act of British Columbia and section 4(2) of the U.S. Securities Act of 1933. Canaccord Capital Corporation received a commission in cash equal to 7.5% of the private placement and a warrant to acquire up to 222,222 of our common shares at a purchase price of $0.50, which will expire on June 14, 2007.

Activities

During the period ended June 30, 2004, we acquired by staking and through a series of option agreements the TCH Diamond Project and incurred expenses of $147,405 for a property acquisition, assessment and maintenance, and a further $100,768 by way of exploration expenses. We also incurred $20,000 in property acquisition, assessment and maintenance expenditures in respect to the KMD Property. No exploration expenses were incurred during this period in respect to the KMD Property.

From the date of incorporation (February 6, 2004) to June 30,2004, we advanced $297,500 to KM Diamond Exploration Ltd. for the summer exploration activities for its TCH Diamond Project and KMD Property.

Financial Position as at March 31, 2005

As at March 31, 2005, our current assets totaled $625,089 and total liabilities amounted to $48,551. As a result, the working capital was $576,538. As at March 31, 2005, we had no long-term debt. There are no known trends in our liquidity or capital resources.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Robert Lipsett	58	President, Chief Executive Officer and Director
George Cavey, P.Geo.	50	Vice President of Exploration and Director
Christopher Pollard	59	Director
Timothy Crowhurst	39	Director
Foo Chan	49	Chief Financial Officer
Dr. Felix Kaminsky, P.Geo.	67	Exploration Manager

Each director holds office until our next annual general meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our articles or he becomes disqualified to act as a director. Officers serve at the discretion of the board and as a practice are appointed each year at a board meeting held following the annual general meeting.

Officers and Directors

Our officers and directors are:

Robert Lipsett, President, Chief Executive Officer and Director. Mr. Lipsett is a graduate of Weston High School (Toronto). Mr. Lipsett has been the CEO of Trafalgar Financial Group since 1985 and has 30 years of experience in developing and financing successful businesses and over 20 years experience in the mining business. He will spend approximately 65% of his time on our affairs.

George Cavey, P.Geo., Director, Vice-President Exploration. Mr. Cavey graduated from the University of British Columbia with a Bachelor of Science in 1976. He is the President of OreQuest Consultants Ltd., a Vancouver geological consulting company established in 1982. Mr. Cavey currently serves on the Canadian Securities Administrators Mining Advisory Committee and has been a councilor of the Association of Professional Engineers and Geoscientists of British Columbia. He is the former President of the Canadian Council of Professional Geologists. He will spend approximately 20% of his time on our affairs.

Christopher Pollard, Director. Mr. Pollard graduated from York University with a Bachelor of Arts in 1968 and the University of British Columbia in 1972 with an LLB. He was associate counsel at the Vancouver law firm of Clark Wilson from 1999 to November 2003. Mr. Pollard is a Vancouver lawyer, investor and businessman with 30 years of corporate finance and transactional experience and 18 years experience in the mining industry. Mr. Pollard is a co-founder and a director of Miramar Mining Corporation. He will spend approximately 30% of his time on our affairs.

Timothy Crowhurst, Director. Mr. Crowhurst graduated from the Université de Nice, France, with a Certificat pratique de langue francaise in 1986. Mr. Crowhurst is President of Sea Level Communications Ltd., a strategic planning and issue management consultancy. Mr. Crowhurst is a senior business and public policy communicator in the areas of environmental issues management, product branding, and the development and implementation of strategic communications initiatives. Prior to establishing Sea Level Communications Ltd. in 1993, he served as a senior policy and communications advisor to several Canadian Cabinet Ministers. He will spend approximately 10% of his time on our affairs.

Foo Chan, Chief Financial Officer. Mr. Chan obtained a Bachelor of Commerce (Honours) from Dalhousie University in 1981. Mr. Chan is a chartered accountant and is associated with the Burnaby firm of Hedden Chong. Mr. Chan was a former partner of an international accounting firm. Mr. Chan has considerable experience in providing expertise to early stage public companies. He will spend approximately 10% - 15% of his time on our affairs.

Key Employee

Dr. Felix Kaminsky, Exploration Manager. Dr. Kaminsky graduated from Moscow State University with a Master of Science (Geology) in 1959, from the Moscow Oil Institute with a Master of Science (Geophysics) in 1966, and from the Institute of Ore Deposits, Moscow, Russia, with a Ph.D. in 1969. Dr. Kaminsky has been a Vancouver based diamond exploration geologist since 1994. Prior to his relocation to Vancouver, Dr. Kaminsky was Chief Research Scientist for the Diamond Department, Central Research Institute of Geology, Moscow. As such, Dr. Kaminsky created new techniques for forecasting and prospecting for primary diamond deposits and has published over 75 papers in industry publications and academic journals relating to diamond exploration. Dr. Kaminsky led the geological team which made two important diamond discoveries in the former Soviet Union and participated in the first primary diamond discovery in Venezuela. Dr. Kaminsky has been the recipient of many distinctions and awards recognizing his leading role in international diamond exploration. He will spend approximately 100% of his time on our affairs during such time as exploration activities are being conducted on our properties. At other times, he will be available when requested by us.

Pursuant to the provisions of the Business Corporations Act (British Columbia), we are required to have an audit committee. The general functions of the audit committee are to review the overall audit plan and our system of internal controls, to review the results of the external audit and to resolve any potential dispute with our auditors. Our audit committee consists of Robert Lipsett, Christopher Pollard and Timothy Crowhurst. The Board of Directors has not appointed a compensation committee.

Conflicts Of Interest

Certain of our directors of serve as directors of other junior mining companies, and therefore it is possible that a conflict may arise between their duties as a director of our management and their duties as a director or officer of such other companies.

Our directors are involved in other junior mining companies as follows:

	Company		percentage of
			stock held
1] Robert Lipsett	Staccato Gold	Resources Ltd.	1.8%
2] Christopher Pollard	Staccato Gold	Resources Ltd.	0%
	Miramar Mining Corporation		0%
3] George Cavey	Staccato Gold	Resources Ltd.	0%
	Icon Industries	Limited	0%
	Orex Ventures Inc.		0%
	Orko Gold Corporation		0%
	Tri-Gold Resources Corp.	0%
	Superior Mining Corporation	0%
4] Timothy Crowhurst	Santa Cruz Ventures Inc.	0%

All of the above companies are in the business of exploring for gold, silver or base metals and to the best of our knowledge none of them intend to explore for diamonds. To the best of our knowledge no conflicts over selection or acquisition of properties have occurred to date. No transactions between us and any of the above companies have occurred.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. Any such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. We have not created any additional requirements for managing potential conflicts of interest beyond the requirements of the Business Corporations Act of British Columbia and the Securities Act of British Columbia.

B.   Compensation

The following table sets forth the compensation paid by us from inception through June 30, 2005 to each of our officers, directors and one key employee. This information includes the dollar value of base salaries, bonus awards and number of stock options granted. Except as set out below, during the financial period ending June 30, 2004, no payments have been made, directly or indirectly, by us to our directors and officers or any parties related to them.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
					Securities	Restricted
Names of				Other	Under	Shares of		Other
executive				Annual	Options/	Restricted		Annual
officers				Compen-	SARs	Shares	LTIP	Compens
and principal	Year	Salary	Bonus	sation	Granted	Units	Payouts	ation
positions	Ended	(CDN$)	(CDN$)	(CDN$)	(#)	(CDN$)	(CDN$)	(CDN$)

Robert Lipsett	2004	-0-	-0-	-0-	300,000	-0-	-0-	-0-
President	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

George Cavey	2004	-0-	-0-	-0-	100,000	-0-	-0-	-0-
Vice President	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
and Director	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Christopher Pollard	2004	-0-	-0-	-0-	200,000	-0-	-0-	-0-
Director	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Timothy Crowhurst	2004	-0-	-0-	-0-	300,000	-0-	-0-	-0-
Director	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Foo Chan	2004	-0-	-0-	-0-	100,000	-0-	-0-	-0-
Chief Financial	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Officer	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Dr. Felix Kaminsky	2004	-0-	-0-	-0-	250,000	-0-	-0-	-0-
Exploration Manager	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

From June 30, 2004 through May 31, 2005, we have paid the following compensation to our officers and directors:

Summary Compensation Table

Long-Term Compensation
	Annual Compensation			Awards		Payouts
				Securities	Restricted
Names of			Other	Under	Shares of		Other
executive			Annual	Options/	Restricted		Annual
officers			Compen-	SARs	Shares	LTIP	Compens
and principal	Salary	Bonus	sation	Granted	Units	Payouts	ation
positions	(CDN$)	(CDN$)	(CDN$)	(#)	(CDN$)	(CDN$)	(CDN$)

Robert Lipsett	$66,000	-0-	-0-	-0-	-0-	-0-	-0-
President

George Cavey	-0-	-0-	-0-	-0-	-0-	-0-	$18,354
Vice President
and Director

Christopher Pollard	$27,500	-0-	-0-	-0-	-0-	-0-	-0-
Director

Timothy Crowhurst	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director

Foo Chan	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Chief Financial
Officer

Dr. Felix Kaminsky	-0-	-0-	-0-	-0-	-0-	-0-	$67,700
Exploration Manager

During the financial period ended June 30, 2004, no direct or indirect remuneration was paid or is payable by us to our directors or senior officers.

On July 1, 2004, we entered into two year management contracts with Robert Lipsett and Christopher Pollard, each dated July 1, 2004. Pursuant to these contracts, Mr. Lipsett is to be paid $6,000 per month to act as our President and Chief Executive Officer, and Mr. Pollard is to be paid $2,500 per month to provide legal and administrative services.

George Cavey is the principal of Orequest Consultants Ltd., Orequest Consultants Ltd. has been paid a total of $18,354 through May 31, 2005.

We have entered into a consulting agreement with Felix Kaminsky, our exploration manager, dated June 1, 2004. Pursuant to the contract, Dr. Kaminsky is to be paid $1,000 per day for each day he spends on our behalf, with a minimum of one day per month. In addition, Dr. Kaminsky will be reimbursed for all reasonable expenses. Dr. Kaminsky has been granted a stock option to purchase 250,000 of our shares at $0.40 per share. Dr. Kaminsky has been paid a total of $67,700 through May 31, 2005 for consulting fees.

Long-term Incentive Plans

Other than through the grant of incentive stock options and management contracts, we do not have a long-term incentive plan for compensating our directors or officers.

No pension plans or retirement benefit plans have been instituted by us and none are proposed at this time.

Options and Stock Appreciation Rights ("SARs")

The following options were granted to the named executive officers and directors during the most recently completed financial year or subsequent thereto to the date of this report:

		% of Total Options/		Market Value of
		SARs Granted to		Securities
	Securities	Directors and		Underlying
	Under	Officers in	Exercise or	Options/SARS on
	Option/ SARs	Financial Year or	Base Price	the Date of Grant
Name	Granted (#)	Subsequent	($/Security)	($/Security)	Expiration Date

Robert Lipsett	300,000	24%	$0.40	$120,000	Five years from
					January 6, 2005

Foo Chan	100,000	8%	$0.40	$40,000	Five years from
					January 6, 2005

George Cavey	100,000	8%	$0.40	$40,000	Five years from
					January 6, 2005

Christopher Pollard	200,000	16%	$0.40	$80,000	Five years from
					January 6, 2005

Tomothy Crowhurst	300,000	24%	$0.40	$120,000	Five years from
					January 6, 2005

Long-term Incentive Plans

Other than through the grant of incentive stock options and management contracts, we do not have a long-term incentive plan for compensating our directors or officers.

No pension plans or retirement benefit plans have been instituted by us and none are proposed at this time.

Options and Stock Appreciation Rights ("SARs")

The following options were granted to the named executive officers and directors during the most recently completed financial year or subsequent thereto to the date of this report:

		% of Total Options/		Market Value of
		SARs Granted to		Securities
	Securities	Directors and		Underlying
	Under	Officers in	Exercise or	Options/SARS on
	Option/ SARs	Financial Year or	Base Price	the Date of Grant
Name	Granted (#)	Subsequent	($/Security)	($/Security)	Expiration Date

Robert Lipsett	300,000	24%	$0.40	$120,000	Five years from
					January 6, 2005

Foo Chan	100,000	8%	$0.40	$40,000	Five years from
					January 6, 2005

George Cavey	100,000	8%	$0.40	$40,000	Five years from
					January 6, 2005

Christopher Pollard	200,000	16%	$0.40	$80,000	Five years from
					January 6, 2005

Tomothy Crowhurst	300,000	24%	$0.40	$120,000	Five years from
					January 6, 2005

The above-noted stock options were subject to regulatory approval and were not exercisable until our shares commenced trading on the TSX Venture Exchange. Our common stock began trading on the TSX Venture Exchange on January 7, 2005. The options are exercisable for five years from January 7, 2005. There can be no assurance that the options will be exercised in whole or in part.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed financial period ended June 30, 2004, no stock options were exercised by the executive officers.

Termination of Employment or Change of Control

We did not have a plan or arrangement for compensation received or that may be received by Mr. Lipsett in the financial year ended June 30, 2004 or in the current financial year to compensate him in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

Since our inception, our directors have not received fees for attendance of board meetings or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares.

The following options and SARs were granted to non-executive directors during the most recently completed financial year or subsequent thereto to the date of this report:

		% of Total Options/SARs
	Securities Under	Granted to Non-Executive	Exercise or Base
Name	Options/SARs Granted (#)	Directors since Incorporation	Price ($/Security)

Christopher J. Pollard	200,000	16%	$0.40
Timothy Crowhurst	300,000	24%	$0.40

The options are exercisable for five years from January 6, 2005. There can be no assurance that the options will be exercised in whole or in part.

C.   Board Practices

The term of offices for our current board of directors will expire at the next annual meeting of shareholders.

We have no director's service contracts.

Our audit committee is comprised of Robert Lipsett, Christopher Pollard and Timothy Crowhurst. Members of audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues. No complaints have been received by us as of the date hereof. Further, the audit committee provides protection for whistle blowers. Again, no whistle blowing issues have presented themselves to us as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

D.   Employees

We have no employees other than our officers and directors.

E.   Share Ownership

The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

	Number of		Percent
Name of owner	Shares	Position	of Class

Robert Lipsett	5,860,001	President, Chief Executive Officer and Director	25.16%

George Cavey	970,000	Vice President and Director	4.16%

Christopher Pollard	970,000	Director	4.16%

Timothy Crowhurst	1,000,000	Director	4.29%

Foo Chan	150,000	Chief Financial Officer	0.64%

Felix Kaminsky	350,000	Exploration Manager	1.50%

ALL OFFICERS AND DIRECTORS	9,300,001		39.91%
AS A GROUP (6 Persons)

[1]

Dr. Kaminsky is the sole shareholder of KM Diamond Exploration Ltd. and may receive up to an additional 550,000 of our common shares when we exercise our option to acquire a 100% interest in the KMD property.

Options to Purchase Shares

We have issued 1,250,000 incentive stock options to purchase shares of our common stock and are outstanding as follows:

	Designation of	No. of Securities to	Exercise
Option (No. of Individuals)	Securities	be Acquired Upon	Price
Holders	Under Option	Exercise	per Share	Expiry Date

Executive Officers (three persons)	Common Shares	500,000	$0.40	Five years from January 6, 2005

Directors who are not Executive Officers	Common Shares	500,000	$0.40	Five years from January 6, 2005

All other employees or past employees
of the Issuer as a group	Common Shares	0	$0.40	Five years from January 6, 2005

All consultants of the Issuer as a group	Common Shares	700,000	$0.40	One consultant - Five years from January 6, 2005; one consultant 5 years from March 15,2005; and, one consultant one year from March 15,2005

The stock options are also subject to a four-month hold period from the date from January 7, 2005, our commence trading.

Escrowed Securities

Pacific Corporate Trust Company (the "Escrow Agent") holds 9,000,001 of our common shares in escrow pursuant to the terms and conditions of an escrow agreement dated June 16, 2004 (the "Escrow Agreement"). The escrow restrictions provide that the Escrowed Securities may not be traded in, dealt with in any manner whatsoever or released, nor may we, our transfer agent or the escrow holders make any transfer or record any trading of the Escrowed Securities without the consent of the TSX Venture Exchange.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class (1)
Common Shares	9,000,001	38.57%

[1]	Based on the 23,329,550 common shares issued as of the date of this registration statement.
[2]	The Escrowed Securities are held as follows:

Name	No. of Shares Held in Escrow	Percentage of Escrow
Robert Lipsett	5,310,001	59.0%
Christopher Pollard	900,000	10.0%
George Cavey	900,000	10.0%
Timothy Crowhurst	900,000	10.0%
Foo Chan	135,000	1.5%
Bud Kanke	135,000	1.5%
Steve Stares	270,000	3.0%
Greg Hryhorchuk	270,000	3.0%
Gordon Smith	180,000	2.0%

Under National Policy 46 - 201 "Escrow for Initial Public Offerings", securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals are subject to the escrow requirements.

A "Principal" is defined as:

(i) our directors and senior officers or of any of our material operating subsidiary of us, as listed in our prospectus;

(ii) our promoters during the two years preceding our offering;

(iii) those who own and/or control more than 10% of our voting securities immediately before and immediately after completion of our offering if they also have elected or appointed or have the right to elect or appoint a director or senior officer of us or of a material operating subsidiary of ours';

(iv) those who own and/or control more than 20% of our voting securities immediately before and immediately after completion of our offering; and

(v) associates and affiliates of any of the above.

Our principals are all of our directors and senior officers.

Pursuant to the Escrow Agreement, the Principals agreed to deposit in escrow their Escrowed Securities with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 36 months following the issue of the final receipt for our prospectus (that is 15% of each Principal' s holdings being released in each tranche with an initial 10% tranche being released on the date our securities are listed on the TSX Venture Exchange).

We are an "emerging issuer" as defined in Canadian National Policy 46 - 201 and if we achieve "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if we had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(i)	transfers to continuing or, upon their appointment, incoming directors and senior officers of us or of a material operating subsidiary, with approval of our board of directors;
(ii)	transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor' s spouse or children;
(iii)	transfers upon bankruptcy to the trustee in bankruptcy; and
(iv)

pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of our successor upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of our successor escrow classification.

The TSX Venture Exchange may approve an accelerated release schedule if we, after listing, meet Tier 1 issuer listing requirements. Escrow agreements, in the form prescribed by the TSX Venture Exchange, restrict the sale, assignment, hypothecation and transfer of all escrowed shares without the prior written consent of the TSX Venture Exchange. TSX Venture Exchange policy provides that it will generally only permit a transfer of our escrowed shares to incoming principals. In the event of the bankruptcy or death of a holder of Escrowed Securities, the Escrow Agent, with written notification to the TSX Venture Exchange, may transmit such holders' Escrowed Securities to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the Escrowed Securities. Escrowed Securities that are transferred to a trustee in bankruptcy will remain in escrow subject to the applicable Escrow Agreement. Escrowed Securities transferred upon death will be released from escrow to the applicable legal representative unless the TSX Venture Exchange objects.

Resale Restrictions on the Seed Capital Shares

All of our shares other than the Escrowed Securities issued for cash prior to January 6, 2005 are subject to the TSX Venture Exchange's resale restrictions. 20% or 1,292,465 common shares were released at the date common shares commenced trading through the facilities of the TSX Venture Exchange and 20% or 1,292,465 common shares will be released each three months thereafter.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

As of the date of this report, there are no persons known to us that have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities except for Robert Lipsett who holds 5,900,001 shares, being 25.16% of the shares outstanding.

The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

	Number		Percent of
Name of owner	of Shares	Position	Class

Robert Lipsett	5,860,001	President, Chief Executive Officer and Director	25.16%

B.   Related Party Transactions

Other than as disclosed herein, our officer, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company since inception and through to February 28, 2005:

Pursuant to an agreement dated as of the 11th of May, 2004, between our company and KMD, we were granted the KMD Option to purchase a 100% interest in the Diamond Exploration Property. KMD is a company wholly-owned by Felix Kaminsky who subsequent was appointed as our exploration manager.

We were organized to acquire and exploit the diamond property interests. Incidental to the such acquisition two of our directors advanced loans totaling $71,620 which loans were repaid without interest during January 2005.

There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

C.   Interests of Experts and Counsel

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.   Statements and Other Information

See Item 17.

Legal Proceedings

No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

B. Significant Changes

Not applicable

ITEM 9.   THE OFFER AND LISTING

A.   Offer and Listing Details

No market has ever been established for our shares since incorporated.

We are required to file an annual report on Form 20-F with the Securities and Exchange Commission and Form 6-K. Form 6-K is required to be filed when the laws of British Columbia require us to disclose information. The Form 6-K must be filed promptly after information is made public by us. As a foreign private issuer, we will not be subject to the reporting obligations of Section 13, except as set forth above; the proxy rules of the Section 14 of the Securities Exchange Act of 1934; or, the insider reporting or short-swing profit rules of Section 16 of the Exchange Act.

B.   Plan of Distribution

Not applicable

C.   Markets

Our shares began trading on the TSX Venture Exchange under the symbol "RLD" on January 7, 2005. Since trading began and up to the date of this registration statement the high bid has been $0.75 and the low bid is $0.36.

The source for the above information is Canada Stockwatch. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

D.   Holders

As of August 31, 2005, we had 54 holders of record of our common shares. Currently, we have five shareholders of our common securities resident in the United States.

E.   Selling Shareholders

Not applicable

F.   Dilution

Not applicable

G.   Expenses of the Issue

Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

Common Shares

Our authorized capital consists of 100,000,000 common shares without par value. As of August 1, 2005, 23,329,550 common shares are issued and outstanding. All common shares in our capital stock, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for purchase for cancellation, surrender, or sinking or purchase funds have been made. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Business Corporations Act (British Columbia). All registered shareholders are entitled to receive a notice of any general meeting to be convened by us. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands, every shareholder who is present in person and entitled to vote has one vote and, on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

KMD Shares and TCH Shares

In connection with the KMD Property, we have issued 350,000 shares of common stock and are obligated to issue 150,000 shares in February 2006; 200,000 shares on the exercise of our option; and 200,000 to purchase the residual of our contract. In connection with the TCH Project, we are obligated to issue 55,000 shares of common stock at a deemed price of $0.40 per share, in partial consideration of the acquisition of 100% of the KMD Property and eight claims included in the TCH Project.

Agent's Warrants, Corporate Finance Shares and Shares

On January 6, 2005, Canaccord Capital Corporation received 400,000 agent's warrants that were equal to 10% of the shares issued on the public offering, each agent's warrant entitling the Agent to acquire one Share for a period of one year from the date of closing at a price of $0.40 per Share. In addition, the Canaccord received a corporate finance fee of 200,000 shares of common stock. Further, the Canaccord was paid a fee in cash equal to 72% of the gross proceeds of the number of shares sold or CDN$120,000.

In the private placement which closed on June 15, 2005, Canaccord received 222,222 warrants entitling it to purchase up to 222,222 shares at a price of $0.50 for a two year period after June 15, 2005.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this registration statement, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions

There are no British Columbia anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Stock transfer agent

Our registrar and transfer agent is Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8.

Dividends

Holders of the common stock are entitled to share equally in dividends when, as and if declared by our board of directors, out of funds legally available therefore. No dividend has been paid on the common stock since inception, and none is contemplated in the foreseeable future.

B.   Memorandum and Articles of Incorporation

We have no bylaws. Under British Columbia law they are called Articles of Incorporation.

1.   Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

2.   Directors

a.   A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

b.   Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c.   Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

d.   There are no provisions for retirement or non-retirement of directors under an age limit requirement.

e.   There is no number of shares which must be owned for director's qualification.

f. Our Articles authorize the shareholders to set the number of directors which is currently set at four. Our directors are elected annually at our annual general meeting. If there are more than four persons nominated as directors at the annual general meeting then the four directors receiving the most votes are elected for the ensuing year.

3.   Shares

a. The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b. Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

c. Shareholders do not have the right to share in our profits.

d. Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

e. We may redeem any of our shares at the price and on the terms as determined by our board of directors.

f. There are no sinking fund provisions.

g. Shareholders are not liable for further capital calls.

h. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4. No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

5. The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Resolutions must be passed by a majority (ie. more than 50%) of the votes cast by shareholders at general meeting. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings. Special resolutions are required to amend our Memorandum or Articles, Special Resolutions must be passed by 75% of the votes cast by shareholders.

6. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

7. There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

8. There are no provisions in our articles which require the disclosure of shareholder ownership.

9. The law applicable to us is not significantly different from that in the host country.

10. The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C.   Material Contracts

There are no material contracts except as discussed in this registration statement. The following material contracts and all engineering or geological reports referred to in this registration statement may be inspected at our office Suite 305 - 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, during normal business hours.

Exhibit No.	Description

1.1	Articles of Organization;
4.1	Option agreement among Russell Renner, James Bond and Rudolph Wahl and our company dated as of the 18th of March, 2004;
4.2	Option agreement among John E. Ternowesky, Eugene Belisle and Noel Belisle and our company dated as of the 19th of March, 2004;
4.3	Option Agreement among James Bond and Russell Renner and our company dated as of the 18th of March, 2004;
4.4	Option Agreement among William Maurice Michano, John Grant Michano and our company dated as of the 17th of March, 2004;
4.5	Option Agreement between KM Diamond Exploration Ltd. and our company dated as of the 11th of May, 2004;
4.6	Joint Exploration Agreement among Phoenix Matachewan Mines Inc. and our company dated as of July 1, 2004;
4.7	Consulting contract between Felix Kaminsky and our company dated June 1, 2004;
4.8	Management contract between Robert Lipsett and our company dated July 1, 2004;
4.9	Management contract between Christopher Pollard and our company dated July 1, 2004;
4.10

Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

D.   Exchange Controls

There are no exchange controls or other limitations which affect the sale of shares in the United States which were issued to Robert Lipsett, George Cavey, Christopher Pollard, Timothy Crowhurst, Foo Chan and Felix Kaminsky, which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933. The restricted shares may only be resold in compliance with Reg. 144 of the Act.

E.   Taxation

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 2/28/2005. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the "provisions" of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.   Dividends and Paying Agents

Not applicable

G.   Statement by Experts

The financial statements for the year ending June 30, 2004, included in this registration statement have been audited by Amisano Hanson, Chartered Accountants, 604 - 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T7, as set forth in their report included herein. The forgoing is included herein with Amisano Hanson's consent. We have placed reliance on Amisano Hanson as experts in accounting and auditing matters.

H.   Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at Suite 305 - 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and our telephone number is (604) 682-8789

I.   Subsidiary Information

Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No Disclosure Necessary.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

No Disclosure Necessary

B.   Warrants and Rights

No Disclosure Necessary

C.   Other Securities

No Disclosure Necessary

D.   American Depository Shares

No Disclosure Necessary

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the our president, of the effectiveness of the design and operation of our "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended June 30, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.     [RESERVED]

A.   AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

B.   CODE OF ETHICS

Not Applicable

C.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Not Applicable

D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.   FINANCIAL STATEMENTS

Our fiscal year end is June 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by a firm of Chartered Accountants.

Our financial statements from inception to June 30, 2004 (audited), as well as our unaudited financial statements for the nine months ended March 31, 2005, immediately follow:

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Ripple Lake Diamonds Inc.

We have audited the balance sheet of Ripple Lake Diamonds Inc. (An Exploration Stage Company) as at June 30, 2004 and the statements of operations, cash flows and stockholders' equity for the period from February 6, 2004 (Date of Incorporation) to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the period from February 6, 2004 (Date of Incorporation) to June 30, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	" AMISANO HANSON"
February 22, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company' s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its principal mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 22, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	" AMISANO HANSON"
February 22, 2005	Chartered Accountants

750 West Pender Street, Suite 604	Telephone:	604-689-0188
Vancouver Canada	Facsimile:	604-689-9773

RIPPLE LAKE DIAMONDS INC.
 (An Exploration Stage Company)
BALANCE SHEET
June 30, 2004
(Stated in Canadian Dollars)

ASSETS

Current
Cash - Note 6	239,653
Taxes receivable	$32,787

272,440

Advances for future exploration costs	297,500
Mineral exploration properties - acquisition costs - Notes 3 and 4	167,405
Mineral exploration properties - deferred expenditures - Notes 3 and 4	100,768

$838,113
LIABILITIES

Current
Accounts payable and accrued liabilities	$57,194
Advances from related parties - Note 4	71,620

128,814

SHAREHOLDERS' EQUITY

Share capital - Notes 5, 6 and 8
Authorized: 100,000,000 common shares without par value
Issued and outstanding: 14,783,994 common shares	727,600
Deficit accumulated during the exploration stage	(18,301)

709,299

$838,113

Nature and Continuance of Operations - Note 1
Commitments - Note 6
Subsequent Events - Notes 1, 3, 5 and 8

APPROVED BY THE DIRECTORS:

"Chris Pollard"	Director	"Robert Lipsett"	Director

SEE ACCOMPANYING NOTES

RIPPLE LAKE DIAMONDS INC.
 (An Exploration Stage Company)
STATEMENT OF OPERATIONS
for the period from February 6, 2004 (Date of Incorporation) to June 30, 2004
(Stated in Canadian Dollars)

General and administrative expenses
Bank charges	$217
Office and miscellaneous	106
Professional fees	17,978

Total expenses and loss for the period	$(18,301)

Basic and fully diluted loss per share	(0.02)

Weighted average number of shares outstanding	965,518

SEE ACCOMPANYING NOTES

RIPPLE LAKE DIAMONDS INC.
 (An Exploration Stage Company)
STATEMENT OF CASH FLOWS
for the period from February 6, 2004 (Date of Incorporation) to June 30, 2004
(Stated in Canadian Dollars)

Operating Activities
Net loss for the period	$(18,301)
Changes in non-cash working capital items:
Taxes receivable	(32,787)
Accounts payable and accrued liabilities	16,487

Cash used in operating activities	(34,601)

Investing Activities
Advances for future exploration costs	(297,500)
Mineral exploration properties - acquisition costs	(126,698)
Mineral exploration properties - deferred expenditures	(100,768)

Cash used in investing activities	(524,966)

Financing Activities
Advances from related parties	71,620
Issuance of share capital	727,600

Cash provided by financing activities	799,220

Increase in cash during the period	239,653

Cash, beginning of period	-

Cash, end of period	$239,653

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$-

Income taxes	$-

SEE ACCOMPANYING NOTES

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY
for the period February 6, 2004 (Date of Incorporation) to June 30, 2004
(Stated in Canadian Dollars)

			Deficit
			Accumulated
			During the
	Common Stock		Exploration
	Number	Amount	Stage	Total

Capital stock issued for cash:
February 6, 2004 - at $0.001	1	$1	$-	$1
June 16, 2004 - at $0.001	10,000,000	10,000	-	10,000
June 30, 2004 - at $0.15	4,783,993	717,599	-	717,599
Net loss for the period	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	$727,600	$(18,301)	$709,299

SEE ACCOMPANYING NOTES

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 1	Nature and Continuance of Operations

The Company was incorporated on February 6, 2004 under the laws of the Province of British Columbia as TCH Minerals Inc. The name of the Company was changed to Ripple Lake Minerals Inc. on May 13, 2004 and Ripple Lake Diamonds Inc. subsequent to June 30, 2004. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering (" IPO" ) on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production. There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $18,301 since inception, has yet to achieve profitable operations and further losses are anticipated in the development of its business, raising substantial doubt about the Company' s ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company is dependent upon share issuance and other financing to provide the funding necessary for exploration and to meet its general operating expenses. The Company has issued and allotted shares and received fundings from related parties to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses (Note 6). The Company will require additional financing to continue to explore and develop its mineral properties. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Note 2	Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America.

The financial statements have, in management' s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

F-6

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 2	Significant Accounting Policies - (cont' d)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known. Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

As at June 30, 2004, the Company has not conducted exploration on the mineral exploration properties.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding during the period. The Company has no dilutive potential common shares which would give rise to calculation of diluted loss per share. Performance-based escrow shares are considered to be contingently issued until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company' s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of basic and diluted loss per share.

F-7

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 2	Significant Accounting Policies - (cont' d)

Financial Instruments

The financial instruments of the Company consist of cash, accounts payable and accrued liabilities and advances from related parties. The carrying value of financial instruments approximate fair value due to their short term to maturity. Unless otherwise noted, it is management' s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company' s exploration stage activities.

Flow-through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted the new recommendation for flow-through shares issued after March 19, 2004 and records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors.

Note 3	Mineral Exploration Properties

	a)	Summary of Mineral Exploration Properties
	TCH Diamond Project	KMD Project	Total
Balance, beginning of period	$-	$-	$-
Mineral exploration properties - acquisition costs	147,405	20,000	167,405
Mineral exploration properties - deferred expenditures
Data analysis	14,800	-	14,800
Geology	16,638	-	16,638
Geophysics	26,225	-	26,225
Ground magnetic	21,635	-	21,635
Line cutting	21,470	-	21,470
	100,768	-	100,768
Balance, end of period	$248,173	$20,000	$268,173
b)	Environmental Protection Practices

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carrying-forward period to utilize all the future tax assets.

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 3	Mineral Exploration Properties - (cont' d)

	c)	TCH Diamond Project

By agreements dated March, 2004, the Company was granted options to earn a 100% interest in mineral claims representing 78 units or 1,248 hectares, located in the Province of Ontario, Walsh Township. In order to earn this interest, the Company is required to make cash payments of $202,000 and issue up to 250,000 common shares of the Company as follows:

C	Payment of $8,500 on signing the agreements (paid);
C	July 31, 2004 payment of $18,500; (paid subsequent to June 30, 2004);
C	55,000 common shares on completion of IPO (issued subsequent to June 30, 2004);
C	July 31, 2005 payment of $37,000 and 65,000 common shares;
C	July 31, 2006 payment of $38,000 and 65,000 common shares;
C	July 31, 2007 payment of $70,000 and 45,000 common shares;
C	July 31, 2008 payment of $30,000 and 20,000 common shares;

In addition, the Company has staked additional mineral claims totalling 2,009 units or 32,144 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to June 30, 2004 to stake these claims was $138,905.

The Company is also required to maintain the mineral claims in good standing and pay a 2% royalty on net smelter returns from the properties. In order to maintain the above claims in good standing, the Company is required to spend a minimum of $25.00 per hectare an assessment work for the next two years.

d)	KMD Project

By an agreement dated May 3, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut. As consideration, the Company must make cash payments of $170,000, issue up to 500,000 common shares of the Company and incur at least $1,225,000 in property expenditures as follows:

C	Payment of $20,000 on signing the option agreement (paid);
C	Payment of $150,000 (paid subsequent to June 30, 2004) and the issue of 200,000 common shares of the Company on the date of closing of the Company's IPO (issued subsequent to June 30, 2004);
C	Issue 150,000 common shares on or before February 14, 2005 (issued subsequent to June 30, 2004);
C	Issue 150,000 common shares on or before February 14, 2006;
C	Carry out a minimum expenditure of $375,000 in the calendar year 2004;
C	Carry out a minimum expenditure of $400,000 in the calendar year 2005;
C	Carry out a minimum expenditure of $450,000 in the calendar year 2006.

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 3	Mineral Exploration Properties - (cont'd)

Upon making the payments and issuing the shares above and contingent upon the completion of the above minimum expenditures, the Company may exercise the option by giving a notice of exercise to the Optioner and by concurrently issuing 200,000 common shares to the Optioner at any time prior to December 31, 2007.

The Optioner is entitled to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the option, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the remaining 20% interest from the Optioner in the property at any time prior to the expiry of the three year period following the date of the exercise of the option by issuing to the Optioner a further 200,000 common shares.

The Company is in the process of staking additional mineral claims in an area contiguous to the above optioned properties. Subsequent to June 30, 2004 the company completed staking 98,514 acres by spending $88,663.

The Company must maintain the above claims in good standing and is required to spend a minimum of $4.00 per acre on assessment work during the first two years.

Note 4	Related Party Transaction

During the period ended June 30, 2004, the Company incurred $26,598 in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Amounts of $71,620 are due to directors and officers and companies controlled by them. These advances are unsecured, due on demand and non-interest bearing.

Note 5	Share Capital

The Company issued 10,000,000 escrow shares at $0.001 per share which are restricted and will be released for trading as to 10% on the date the Company's shares are listed for trading; and 15% every six months thereafter.

Subsequent to June 30, 2004, 950,000 shares originally classified as escrow shares were repriced by regulatory authorities due to the fact the holders were not principals of the Company. As a result, the shares were reissued at $0.05 per share, from $0.001 per share, for additional proceeds to the Company of $47,300.

The Company has no stock options or warrants outstanding as at June 30, 2004.

Note 6	Commitments

a)

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares once its stock option plan becomes effective (granted subsequent to June 30, 2004).

	b)	The Company issued 871,110 flow-through shares prior to June 30, 2004 for proceeds of $130,667. The Company is committed to spend these proceeds on resource related expenditures.
F-10

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 7	Future Tax Assets

The Company has available non-capital losses of $18,301 and Canadian development and exploration expenditures of $268,174 which may be carried forward to reduce taxable income in future years. The non-capital losses expire on June 30, 2014.

The significant components of the Company's future income tax assets are as follows:

Non-capital losses	$6,514
Less: valuation allowance	(6,514)
$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carrying-forward period to utilize all the future tax assets.

Note 8	Subsequent Events - Notes 1, 3 and 5

	a)	Initial Public Offering

Pursuant to an initial public offering, the Company issued 4,000,000 common shares at $0.40 per common share for gross proceeds of $1,600,000. An agent' s commission of 7.5%, or $120,000, was paid along with warrants to purchase up to 400,000 common shares at $0.40 per share until January 6, 2006. The Agent also received 200,000 common shares as financing fee.

	b)	Shares Issued

Subsequent to June 30, 2004, the Company received proceeds of $251,750 for the issue of 1,678,333 shares at a price of $0.15 per common shares. These additional allotments were required to assist the Company' s exploration expenditures in the KMD Project in Nunavut prior to the Company completing the planned IPO.

	c)	Share Purchase Options

Subsequent to June 30, 2004, the Company granted to its directors, officers, employees and consultants an aggregate of 1,250,000 share purchase options to purchase common shares at a price of $0.40 per share until January, 2010.

	d)	Management Contracts

In January, 2005, the Company entered into two year management agreements with the Company' s directors and officers for a total of $9,500 per month.

	e)	Lease Agreement

In July, 2004, the Company entered in a two year premises lease at $1,500 per month.

	f)	Client Service Agreement

In January, 2005, the Company entered into a six-month investor relations agreement for $5,000 per month, in addition to consideration of 400,000 stock options and $5,000.
F-11

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)
Note 8	Subsequent Events - Notes 1, 3 and 5

	g)	Flow-through Shares

Subsequent to June 30, 2004, the Company renounced exploration expenses totalling $175,667, reducing the resource expenditure pools, relating to 871,110 shares issued on June 30, 2004 at $0.15 per share and 300,000 shares at $0.15 per share issued in August, 2004.

Note 9	Reconciliation to United States Generally Accepted Accounting Principles

These financial statements prepared in accordance with Canadian generally accepted accounting principles (" Canadian GAAP" ) conform to those generally accepted in the United States of America (" U.S. GAAP" ), in all material respects, except as noted below:

Mineral Exploration Properties

Under Canadian GAAP, acquisition and exploration costs (including advances for future exploration) are capitalized. Under U.S. GAAP, costs are expensed as incurred, or advanced, unless commercial feasibility is established.

Reconciliation of losses reported to U.S. GAAP:

Net loss as reported in accordance with Canadian GAAP	$(18,301)
Adjustments:
Advances for future exploration costs	(297,500)
Mineral exploration properties - acquisition costs	(167,405)
Mineral exploration properties - deferred expenditures	(100,768)

Net loss under U.S. GAAP	$(583,974)

Weighted average number of shares outstanding	965,518

Basic and diluted loss per share under U.S. GAAP	$(0.60)

Reconciliation of cash flows reported to US GAAP:

Cash used in operating activities:
Net loss under US GAAP as above	$(583,974)
Add (deduct) items not involving cash:
Advances for future exploration costs expensed	297,500
Mineral exploration properties - acquisition costs expensed	167,405
Mineral exploration properties - deferred expenditures expensed	100,768
Changes in non-cash working capital items as reported	(16,300)

Cash used in operating activities under US GAAP	$(34,601)

RIPPLE LAKE DIAMONDS INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2004
(Stated in Canadian Dollars)

Note 9     Reconciliation to United States Generally Accepted Accounting Principles - (cont'd)

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP are as follows:

Total assets under Canadian GAAP	$838,113
Adjustments to U.S. GAAP	(565,673)

Total assets under U.S. GAAP	$272,440

Total stockholders' equity under Canadian GAAP	$709,299
Adjustments to U.S. GAAP	(565,673)

Total stockholders' equity under U.S. GAAP	$143,626

Flow-through shares

Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the period ended June 30, 2004, the Company issued 871,110 flow-through shares. The Company renounced $130,667 subsequent to June 30, 2004 relating to these issue of these shares. As the fair value of the flow through shares was the same as non-flow-through shares issued at the same time, no liability is recognized under U.S. GAAP at June 30, 2004.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at June 30, 2004, for U.S. GAAP purposes, cash of $130,667 would have been restricted.

Recent Accounting Pronouncements

Management does not believe that any recently issued but not effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM BALANCE SHEET
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)

	March 31,	June 30,
	2005	2004
	$	$
ASSETS
CURRENT ASSETS
Cash	586,598	239,653
GST receivable	38,491	32,787
	625,089	272,440

ADVANCES FOR FUTURE EXPLORATION COSTS	-	297,500

MINERAL EXPLORATION PROPERTIES - acquisition costs (Note 3)	765,815	167,405
MINERAL EXPLORARION PROPERTIES - deferred expenditures (Note 3 & 7)	965,690	100,768
	2,356,594	838,113

LIABILITIES
CURRENT LIABILITIES
Payables and accruals	48,551	57,193
Loans payable (Note 4)	-	71,620
	48,551	128,813

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	2,496,443	727,600
CONTRIBUTED SURPLUS FROM STOCK OPTIONS	370,000	-
DEFICIT	(558,400)	(18,300)
	2,308,043	709,300
	2,356,594	838,113

Commitment (Note 6)

APPROVED BY THE DIRECTORS:
DIRECTOR:	/s/ Robert Lipsett
Robert Lipsett
DIRECTOR:	/s/ Christopher Pollard
Christopher Pollard

Prepared by Management. The interim financial statements have not been reviewed by our auditors.
(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(With Comparative Figures for the Period from
February 6, 2004 (Date of Incorporation) to June 30, 2004)

(UNAUDITED)

	Cumulative
	from inception,	Three	Nine
	February 6, 2004, to,	months ended	months ended	Period ended
	March 31, 2005	March 31, 2005	March 31, 2005	June 30, 2004
	$	$	$	$
REVENUE	1,684	1,426	1,684	-

EXPENSES
Bank charges	890	94	673	217
Entertainment	3,254	3,254	3,254	-
Filing fees	35,292	-	35,292	-
Interest	439	-	439	-
Management fees	76,500	25,500	76,500	-
Office	5,020	4,915	4,915	105
Printing	2,264	2,264	2,264	-
Professional fees	49,754	24,868	31,776	17,978
Public and shareholder relations	57,706	43,900	57,706	-
Rent	13,500	4,500	13,500	-
Stock-based compensation	370,000	370,000	370,000	-
Transfer agent	5,428	4,876	5,428	-
Travel	6,037	6,037	6,037	-

	626,084	490,208	607,784	18,300

LOSS BEFORE INCOME TAXES	(624,400)	(488,782)	(606,100)	(18,300)

FUTURE INCOME TAX RECOVERY	(66,000)	(66,000)	(66,000)	-

NET LOSS FOR THE PERIOD	(558,400)	(422,782)	(540,100)	(18,300)

DEFICIT, beginning of period	-	(135,618)	(18,300)	-

DEFICIT, end of period	(558,400)	(558,400)	(558,400)	(18,300)

NET LOSS PER SHARE: basic		$0.020	$0.026	$0.019

Prepared by Management. The interim financial statements have not been reviewed by our auditors.
(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(With Comparative Figures for the Period from
February 6, 2004 (Date of Incorporation) to June 30, 2004)

(UNAUDITED)

	Cumulative
	from inception,	Three	Nine
	February 6, 2004, to	months ended	months ended	Period Ended
	March 31, 2005	March 31, 2005	March 31, 2005	June 30, 2004
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(558,400)	(422,782)	(540,100)	(18,300)
Stock-based compensation	370,000	370,000	370,000	-
Future income taxes	(66,000)	(66,000)	(66,000)	-

CHANGES IN NON-CASH WORKING CAPITAL
GST receivable	(6,508)	-	6,508	(22)
Payables and accruals	6,682	(12,318)	(9,805)	16,487
	(254,226)	(131,100)	(239,397)	(1,835)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid finance cost	-	40,845	-	-
Increase (decrease) in loans payable	-	(55,806)	(71,620)	71,620
Issuance of share, net of issue costs	1,374,544	1,374,543	1,374,543	1
Issuance of seed shares	969,349	-	251,750	717,599
Issuance of escrow shares	56,550	-	46,550	10,000
	2,400,443	1,359,582	1,601,223	799,220
CASH FLOWS FROM INVESTING ACTIVITIES
GST receivable related to investing activities	(31,983)	(28,826)	(12,212)	(32,765)
Payables and accruals related to investing activities	41,869	(85,990)	1,163	40,706
Advances for future exploration costs	-	-	297,500	(297,500)
Acquisition of mineral properties and
exploration expenditures	(1,569,505)	(561,301)	(1,301,332)	(268,173)
	(1,559,619)	(676,117)	(1,014,881)	(557,732)
INCREASE IN CASH	586,598	552,365	346,945	239,653
CASH, beginning of period	-	34,233	239,653	-
CASH, end of period	586,598	586,598	586,598	239,653

Non-cash investing and financing transactions not
included in cash flows:
Issuance of common shares for mineral
property rights	162,000	162,000	162,000	-
Issuance of common shares for agent relating to
initial public offering	80,000	80,000	80,000	-

Prepared by Management. The interim financial statements have not been reviewed by our auditors.
(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

1.     NATURE OF OPERATIONS

Ripple Lake Minerals Ltd. (the "Company") was incorporated on February 6, 2004 as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production. There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company is dependent upon share issuance and other financing to provide the funding necessary for exploration and to meet its general operating expenses. At March 31, 2005 the Company has working capital of $576,538 and an accumulated deficit of $558,400. The Company has issued shares to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses. The Company will require additional financing to continue to explore and develop its mineral properties. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

2.     SIGNIFICANT ACCOUNTING POLICIES

The Company follows accounting principles generally accepted in Canada in preparing its financial statements. The significant accounting policies used are as follows:

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known. Actual results may differ from those estimates.

Mineral Properties

The costs of investigating, acquiring, holding, exploring, and developing mineral properties are deferred in the accounts, net of amounts recovered. If commercial production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties are written off or written down when the decision to abandon the property is made, or earlier if a determination is made that the property likely does not have economically recoverable reserves or that it is unlikely that adequate title to the property will be obtained.

When the properties are acquired under agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payments or issue the shares.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, payables and accruals, and loans payable. It was impractical to determine the fair value of the loans payable due to their uncertain repayment terms. The carrying value of all other financial instruments approximate fair value due to their short term to maturity.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective July 1, 2004. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using fair value based method.

The standard encourages the use of a fair value based method for all awards granted to employees and directors, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received from the exercise of stock options is credited to share capital.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-Through Shares

Resource expenditure deductions related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Loss Per Share

Income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted income (loss) per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the year. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

3.     MINERAL PROPERTIES

	Cumulative from	Three	Nine
	inception, February 6,	months ended	months ended	Period ended
	2004,to March 31, 2005	March 31, 2005	March 31, 2005	June 30, 2004
TCH Diamond Project	$	$	$	$
Balance, beginning of period	-	574,901	248,173	-
Property acquisition, assessment
and maintenance	260,443	72,605	113,038	147,405
Exploration expenses
Communication	16,000	-	16,000	-
Data analysis	173,325	132,230	158,525	14,800
Equipment rental	14,000	-	14,000	-
Food and accommodation	22,500	-	22,500	-
Geology	96,836	7,198	80,198	16,638
Geophysics	26,225	-	-	26,225
Ground magnetic	21,635	-	-	21,635
Helicopter	44,356	4,356	44,356	-
Line cutting	21,470	-	-	21,470
Lab fee	1,388	1,388	1,388	-
Management fee	32,000	-	32,000	-
Mobilization and demobilization	8,000	-	8,000	-
Sampling and processing	38,500	-	38,500	-
Supplies	16,000	-	16,000	-
	532,235	145,172	431,467	100,768
Balance, end of period	792,678	792,678	792,678	248,173

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

3.     MINERAL PROPERTIES (Continued)

KMD Project	$	$	$	$
Balance, beginning of period	-	433,303	20,000	-
Property acquisition, assessment and maintenance	505,372	396,709	485,372	20,000
Exploration expenses
Communication	3,900	-	3,900	-
Data analysis	17,640	11,000	17,640	-
Food and accommodation	26,700	-	26,700	-
Geology	86,655	16,655	86,655	-
Helicopter	162,000	-	162,000	-
Management fee	35,700	-	35,700	-
Mobilization and demobilization	12,800	-	12,800	-
Sampling and processing	81,160	81,160	81,160	-
Supplies	6,900	-	6,900	-
	433,455	108,815	433,455	-
Balance, end of period	938,827	938,827	938,827	20,000
TOTAL	1,731,505	1,731,505	1,731,505	268,173

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilty to the Company.

TCH Diamond Project

By agreements dated March 17, 18, and 19, 2004, the Company was granted options to earn a 100% interest in certain mineral claims, representing 78 units or 1,248 hectares, located in the Province of Ontario, Walsh Township known as the TCH Diamond Project. As consideration, the Company must fulfil the following:

-	Cash consideration of $8,500 on signing the option agreements (paid);
-	July 31, 2004 cash of $18,500 (paid) and 55,000 common shares (issued);
-	July 31, 2005 cash of $37,000 and 65,000 common shares;
-	July 31, 2006 cash of $38,000 and 65,000 common shares;
-	July 31, 2007 cash of $70,000 and 45,000 common shares;
-	July 31, 2008 cash of $30,000 and 20,000 common shares;

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

3.     MINERAL PROPERTIES (Continued)
-	Make all expenditures required to maintain the mineral claims in good standing; and,
-	At all times during commercial production of diamonds from the Properties pay to the Optioners 2% of net smelter returns from the Properties.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to March 31, 2005 to stake these claims was $211,443. The Company's interest in the TCH Diamond Project now totaled approximately 51,000 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $25.00 per hectare on assessment work for the next two years.

KMD Project

By an option agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut known as the KMD Project ("the Option") . As consideration, the Company must fulfil the following:
-	Cash consideration of $20,000 on signing the option agreement (paid);
-	The sum of $150,000 (paid) and 200,000 common shares of the Company on the date of the formal legal closing of the Company's initial public offering (issued);
-	Issue 150,000 common shares on or before February 14, 2005 (issued);
-	Issue 150,000 common shares on or before February 14, 2006;
-	Carry out a minimum expenditure of $375,000 in the year 2004;
-	Carry out a minimum expenditure of $400,000 in the year 2005;
-	Carry out a minimum expenditure of $450,000 in the year 2006.

Upon making the foregoing payments and issuing the shares listed above and contingent upon the completion of the above minimum expenditures, the Company may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares to the Optionor at any time prior to December 31, 2007.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

3.     MINERAL PROPERTIES (Continued)

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at a time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the 20% remaining interest of the Optionor in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned poperties. These additional claims are 100% owned by the Company. The cost incurred to March 31, 2005 to stake these claims was $195,372. The Company's interest in the KMD Project now totaled approximately 189,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4.00 per acre on assessment work during the first two years.

4.     LOANS PAYABLE

	March 31,	June 30,
	2005	2004
	$	$
Due to a director	-	30,000
Due to the Company's president	-	25,456
Due to a company controlled by the Company's president	-	16,164
	-	71,620

The foregoing loans are unsecured, due on demand and bear no interest.

5.     SHARE CAPITAL

Authorized:
100,000,000	Common shares without par value
Issued and allotted:

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

5.     SHARE CAPITAL (Continued)

	Number of
	Common Shares	$
Balance, February 6, 2004
Issued for cash during the period	1	1
Fully paid seed shares	4,783,993	717,599
Fully paid escrow shares	10,000,000	10,000
Balance, June 30, 2004	14,783,994	727,600
Fully paid seed shares	1,678,333	251,750
Price adjustment to 950,000 escrow shares		46,550
Initial public offering, net of share issue costs of $225,457	4,000,000	1,374,543
Future income tax relating to renounced exploration expenditures
applicable to flow-through shares	-	(66,000)
Issued for agent's commission	200,000	-
Issued for mineral property rights	405,000	162,000
Balance, March 31, 2005	21,067,327	2,496,443

a)     Seed Shares

The seed shares are subject to resale restrictions and cannot be traded until they are released for trading over a twelve-month period following the closing of the initial public offering (January 6, 2005). 20% of these shares were released on January 7, 2005 and 20% every three months thereafter.

b)     Escrow Shares

The escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-201 where the shares will be released prorata to the holders as follows:
-	10% on the date the Company's shares are listed for trading, January 7, 2005
-	15% every six months following the date that the Company's shares are listed for trading.

c)     Stock Options

During the quarter ended, the Company granted to its directors, officers, employees, and consultants an aggregate of 1,250,000 share purchase options at a price of $0.40 per share for a period of five years from the effective date of the Company listing on the TSX Venture Exchange (January 7, 2005).

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

5.     SHARE CAPITAL (Continued)

Summary of stock options activities during the period ending:

March 31,
2005
Balance, beginning of period	-
Granted - directors, officers and consultants	1,700,000
Expired	-
Exercised	-
Balance, end of period	1,700,000

Outstanding and exercisable stock options at March 31, 2005

Number	Average remaining	Weighted Average
outstanding	contractual life	exercise price per share
	(in years)
1,250,000	4.77	$0.40
450,000	4.96	$0.40

6.     COMMITMENT

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares once its stock option plan becomes effective and the first options are issued to the directors and officers under such plan. The consultant's options will entitle the consultant to purchase the common shares at the price at which they were sold at the initial public offering.

On July 1, 2004, the Company entered into two management contracts with two Directors. Pursuant to these contracts, the President is to be paid $6,000 per month to act as President and Chief Executive Officer and a Director is to be paid $2,500 per month to provide legal and administrative services.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

7.     RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2005, the Company incurred management and consulting fees rendered by directors in the amount of $25,000 ($25,000 in the previous quarter and $Nil in the period ended June 30, 2004). The Company also incurred $18,354 ($Nil in the previous quarter and $26,598 for the period ended June 30, 2004) in mineral property exploration services rendered by a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

8.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

	Three	Nine
	months ended	months ended	Period ended
	March 31, 2005	March 31, 2005	June 30, 2004
	$	$	$
Net loss as reported in accordance with
Canadian GAAP	(422,782)	(540,100)	(18,300)
Adjustments:
Advanced for future exploration costs expensed	-	-	(297,500)
Mineral property costs expensed	(723,301)	(1,463,332)	(268,173)
Net loss under U.S. GAAP	(1,146,083)	(2,003,432)	(583,973)

Basic and diluted net loss per share
under U.S. GAAP	(0.06)	(0.10)	(0.60)

Advanced for future exploration costs - Under Canadian GAAP, advanced for future exploration costs are capitalized. Under U.S. GAAP, advances related to exploration are expensed as incurred unless commercial feasibility is established.

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicated that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

8.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 2.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the period ended June 30, 2004, the Company issued 871,110 flow-through shares. The Company renounced $130,667 subsequent to June 30, 2004 relating to these issue of these shares. For the period July 1, 2004 to September 30, 2004, the Company issued 300,000 flow-through shares at $0.15 per share for $45,000. As of March 31, 2005, all amounts renounced had been expended and tax benefit of $66,000 was recorded. As the fair value of the flow-through shares was the same as non-flow-through shares issued at the same time, no liability is recognized under U.S. GAAP.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at June 30, 2004, for U.S. GAAP purposes, cash of $130,667 would have been restricted.

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

8.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of total assets, liabilitites, and shareholder equity to U.S. GAAP:

	March 31	June 30
	2005	2004
	$	$
Total assets under Canadian GAAP	2,356,594	838,113
Adjustments to U.S. GAAP	(1,731,505)	(565,673)
Total assets under U.S. GAAP	625,089	272,440
Total liabilities under Canadian GAAP	48,551	128,813
Adjustments to U.S. GAAP	-	-
Total liabilities under U.S. GAAP	48,551	128,813
Total stockholders' equity under Canadian GAAP	2,308,043	709,300
Adjustments to U.S. GAAP	(1,731,505)	(565,673)
Total equity under U.S. GAAP	576,538	143,627
Total liabilities and equity under U.S. GAAP	625,089	272,440

Reconciliation of statements of cash flow to U.S. GAAP:

	Three	Nine
	months ended	months ended	Period ended
	March 31, 2005	March 31, 2005	June 30, 2004
	$	$	$
Cash provided by (used in) operation under Canadian GAAP:
Net loss as reported in accordance with Canadian GAAP	(422,782)	(540,100)	(18,300)
Adjustments:
Advances from future exploration expensed	-	-	(297,500)
Mineral property costs expensed	(723,301)	(1,463,332)	(268,173)
Net loss under U.S. GAAP	(1,146,083)	(2,003,432)	(583,973)
Add (deduct) items not involving cash:
Stock-based compensation	370,000	370,000	-
Future income tax benefit related to flow-through shares	(66,000)	(66,000)	-
Changes in non-cash working capital balances	(127,134)	(14,346)	16,300
Cash used in operations under U.S. GAAP	(969,217)	(1,713,778)	(600,273)
Cash provided by (used in) financing activities under
Canadian GAAP:
Prepaid finance costs	40,845	-	-
Loans payable	(55,806)	(71,620)	71,620
Shares issued	1,374,543	1,672,843	727,600
Cash provided by financing activities under U.S. GAAP	1,359,582	1,601,223	799,220
Cash provided by (used in) investing activities under
Canadian GAAP:
Advances for future exploration costs	-	297,500	(297,500)
Increase in mineral properties	(561,301)	(1,301,332)	(268,173)
Adjustments to U.S. GAAP	561,301	1,301,332	268,173
Cash provided by (used in) financing activities
under U.S. GAAP	162,000	459,500	(40,706)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005

(UNAUDITED)

8.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under U.S. GAAP the Company must provided a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	Three	Nine
	months ended	months ended	Period ended
	March 31, 2005	March 31, 2005	June 30, 2004
	$	$	$
Numerator
Net loss under U.S. GAAP	(1,146,083)	(2,003,432)	(583,973)
Denominator
Weighted average number of common
shares outstanding	20,706,994	20,706,994	965,518
Basic and diluted net earnings (loss)
per share	(0.06)	(0.10)	(0.60)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of March 31, 2005, the Company had 1,700,000 (2004: NIL) stock options outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.   EXHIBITS

A.   Financial Statements of Registrant.

The following financial statements, together with the reports of our independent accountants, are filed as part of this registration statement.

B.   Exhibits.
Exhibit No.	Document Description

1.1*	Articles of Organization;
4.1*	Option agreement among Russell Renner, James Bond and Rudolph Wahl and the Issuer dated as of the 18th of March, 2004;
4.2*	Option agreement among John E. Ternowesky, Eugene Belisle and Noel Belisle and the Issuer dated as of the 19th of March, 2004;
4.3*	Option Agreement among James Bond and Russell Renner and the Issuer dated as of the 18th of March, 2004;
4.4*	Option Agreement among William Maurice Michano, John Grant Michano and the Issuer dated as of the 17th of March, 2004;
4.5*	Option Agreement between KM Diamond Exploration Ltd. and the Issuer dated as of the 11th of May, 2004;
4.6*	Joint Exploration Agreement among Phoenix Matachewan Mines Inc. and the Issuer dated as of July 1, 2004;
4.7*	Consulting contract between Felix Kaminsky and the Issuer dated June 1, 2004;
4.8*	Management contract between Robert Lipsett and the Issuer dated July 1, 2004;
4.9*	Management contract between Christopher Pollard and the Issuer dated July 1, 2004;
4.10*

Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

4.11*	Private Placement Agreement between the Issuer and Canaccord Capital Corporation dated June 13, 2005.
11.1	Consent of Chartered Accountants, Amisano Hanson.

*   Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th day of September, 2005.

RIPPLE LAKE DIAMONDS INC.
(Registrant)

BY: /s/ Robert Lipsett
Robert Lipsett, President and Director